FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For May 2003

Commission File Number 0-25816
                       -------

                          ARCHANGEL DIAMOND CORPORATION
                          -----------------------------
                 (Translation of registrant's name into English)

                Suite 400, 65 Overlea Blvd., Toronto, ON M4H 1P1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                        Yes            No       X
                                               ----           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

________________________________________________________________________________


The following are included in this Form 6-K:

Annual General Meeting - June 12, 2003
--------------------------------------

-  Notice of Meeting
-  Management Proxy Circular
-  Proxy Card
-  Supplemental Mailing Card
- BC Form 51-902F, Schedules A, B&C to the audited consolidated financial statements for the year ended December 31, 2002, as contained in the Annual Report
-  Annual Report

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ARCHANGEL DIAMOND CORPORATION
                                                  (Registrant)

                                         By:    /s/ David Massola
                                                -----------------
                                                David Massola
                                                Chief Financial Officer




Date: May 16, 2003

                  Notice of 2003 Annual Meeting of Shareholders



                            Management Proxy Circular









Meeting will be held at: Crowne Plaza Hotel 225 Front Street West Toronto, ONTARIO 10:00 a.m. (EDT) Thursday, June 12, 2003

                                    NOTICE OF

                         ANNUAL MEETING OF SHAREHOLDERS



NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of ARCHANGEL DIAMOND CORPORATION (the "Corporation") will be held at the Crowne Plaza Hotel, 225 Front Street West, Toronto, Ontario, on Thursday, the 12th day of June 2003, at the hour of 10:00 o'clock in the forenoon (Eastern Daylight
Time), for the following purposes:

1. To receive the report of the directors to the shareholders and the financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the report of the auditors thereon;

2.   To appoint auditors for the ensuing year;

3. To authorize the directors to fix the remuneration to be paid to the auditors;

4.   To fix the number of directors at five;

5.   To elect directors for the ensuing year;

6. To transact such further and other business as may be properly brought before the Meeting or any adjournment(s) thereof.

This Notice is accompanied by a Instrument of Proxy, Management Proxy Circular and the Corporation's Annual Report for the fiscal year ended December 31, 2002. The share transfer books of the Corporation will not be closed, but the Board of Directors has fixed Friday, May 2, 2003, as the Record Date for the determination of shareholders entitled to notice of and to vote at the Meeting.



================================================================================

Shareholders who are unable or do not wish to attend the meeting in person are requested to date and sign the enclosed Instrument of Proxy promptly and return it in the self-addressed envelope enclosed for such purpose. To be used at the Meeting, the Instrument of Proxy must be deposited at the offices of the Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof. If a shareholder receives more than one Instrument of Proxy because such shareholder owns shares registered in different names or addresses, each Instrument of Proxy should be completed and returned.

================================================================================


DATED at London, England, this 25th day of April 2003.

                            BY ORDER OF THE BOARD

                            "Raymond A. Clark"


                            RAYMOND A. CLARK
                            President, Chief Executive Officer and a Director

                          ARCHANGEL DIAMOND CORPORATION
            Suite 400, 65 Overlea Boulevard, Toronto, Ontario M4H 1P1

                            Management Proxy Circular

                   As at April 25, 2003, except as indicated.
  (All dollar amounts are expressed in Canadian dollars unless otherwise noted)

                             SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ARCHANGEL DIAMOND CORPORATION (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION to be held on Thursday, June 12, 2002, at 10:00 a.m. (Toronto, Ontario time) (the "Meeting") and any adjournment(s) thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in the Management Proxy Circular to "Shareholder" or "Shareholders" are references to the holder or holders of the common shares of the Corporation (the "Common Shares").

All costs of solicitation will be borne by the Corporation. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Corporation or by agents retained for that purpose.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or senior officers of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A REGISTERED SHAREHOLDER) TO REPRESENT SUCH REGISTERED SHAREHOLDER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. To be used at this Meeting, the completed Instrument of Proxy must be deposited at the office of the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof.

A Registered Shareholder who has given a proxy may revoke it at any time, before it is exercised, by any manner provided by law including: (a) signing an Instrument of Proxy bearing a later date or by any other instrument in writing executed by the Registered Shareholder or by such Registered Shareholder's attorney-in-fact authorized in writing or, where the Registered Shareholder is a corporation, by a duly authorized officer or attorney-in-fact of that corporation, and delivering the same to the registered office of the Corporation at Suite 200, 204 Lambert Street, Whitehorse, Yukon Territory Y1A 3T2, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof, or to the Chairman of the Meeting before any vote in respect of which the Instrument of Proxy is to be used shall have been taken; or (b) attending the Meeting in person and registering with the scrutineers as a Registered Shareholder personally present.

                           NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. In many cases, Common Shares beneficially owned by a person (a "non-registered shareholder") are registered either (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or (ii) in the name of a clearing agency such as The Canadian Depository for Securities Limited of which the intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular and the Instrument of Proxy (collectively, the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to non-registered shareholders who have not waived the right to receive them.

Intermediaries are required to forward the Meeting Materials to those non-registered shareholders who have not waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

     (a) be given an Instrument of Proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. In this case, the non-registered shareholder who wishes to submit a proxy should properly complete the Instrument of Proxy and submit it to the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, as provided above; or

     (b) be given an Instrument of Proxy which is not signed by the intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the non-registered shareholder will be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the Instrument of Proxy to validly constitute a proxy authorization form, the non-registered shareholder must remove the label from the instructions and affix it to the Instrument of Proxy, properly complete and sign the Instrument of Proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or the service company.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own. If a non-registered shareholder who receives either an Instrument of Proxy or a proxy authorization form and who wishes to attend the Meeting and vote in person (or have another person do so on behalf of the non-registered shareholder), the non-registered shareholder should strike out the persons named in the Instrument of Proxy and insert the name of the non-registered shareholder or other person's name in the blank space provided. In either case, non-registered shareholders should follow the instructions of their intermediary carefully, including the instructions regarding when and where the Instrument of Proxy or proxy authorization form is to be delivered.

A non-registered shareholder may revoke a proxy authorization form (voting instructions), or a waiver of the right to receive Meeting Materials and to vote, given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive Meeting Materials and to vote, that is not received by the intermediary at least seven (7) days prior to the Meeting.

                        EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxy are entitled to be voted only on a poll (ballot). If there is certainty of instruction on the enclosed Instrument of Proxy, the shares represented thereby will be voted by the persons named therein on any poll (ballot) except where there is a specification to withhold from voting and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares will be voted in accordance with the specification so made. IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE REGISTERED SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed Instrument of Proxy confers discretionary authority upon the persons named therein with respect to: (a) amendments or variations to matters identified in the Notice of Meeting; and (b) other matters which may properly come before the Meeting or any adjournment(s) thereof. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy to vote in accordance with their best judgment on such matters or business. At the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, each share carrying the right to one vote. As of the date hereof, 72,234,558 Common Shares were issued as fully paid and non-assessable. The share transfer books of the Corporation will not be closed, but the Board of Directors has fixed May 2, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment(s) thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the offices of the Corporation or at the Meeting.

To the knowledge of the directors and/or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of voting rights attached to all outstanding shares of the Corporation except the following:

===================== =========================== ===================== =========================================
Name                      Type of Ownership         Number of Shares         % of Outstanding Common Shares
--------------------- --------------------------- --------------------- -----------------------------------------
Cencan S.A. (1)(2)     Of record and beneficial      45,305,226 (1)                      62.7%
===================== =========================== ===================== =========================================
Notes:

(1)  On December 19, 2002,  Cencan S.A., a  wholly-owned  subsidiary of De Beers
     S.A.,  subscribed for 28,000,000  shares of the  Corporation  and purchased
     17,305,226 million shares from Task Holdings Limited.
(2)  The  information  as to shares  beneficially  owned,  not being  within the knowledge of the management of the  Corporation,  has been furnished by the
     respective   individuals  or  has  been  extracted  from  the  register  of shareholdings maintained by the Corporation's Registrar and Transfer Agent,
     Pacific Corporate Trust Company.

               VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Corporation's By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person or by proxy, each being a shareholder of the Corporation entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled, and together holding or representing by proxy not less than 10% of the outstanding Common Shares of the Corporation entitled to vote at the Meeting. The Yukon Business Corporations Act requires a majority of the votes cast at the Meeting (in person or by proxy) to pass the resolutions referred to in the accompanying Notice of Meeting.


                             BUSINESS OF THE MEETING

Report of the Directors

The Annual Report of the directors of the Corporation for the year ended December 31, 2002 accompanies this Information Circular.

Financial Statements

The financial statements of the Corporation for the year ended December 31, 2002 will be placed before the Shareholders at the Meeting. Such financial statements have been mailed to Shareholders together with the Notice of Meeting and this Information Circular.

Election of Directors

The Board of Directors presently consists of six (6) directors. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of fixing the number of directors at six (6) for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying Instrument of Proxy as proxyholders intend to vote for the election of these nominees as directors. Management does not contemplate that any such nominee will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until a successor is elected or appointed, unless such director's office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the Yukon Business Corporations Act.

The following table sets out the name and, if applicable, all offices of the Corporation now held by each nominee to be presented by management for election as director for the ensuing year, as well as the principal occupation of each such nominee; the period of time, if applicable, that each has served as a director of the Corporation; and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised.


 ==================================== ========================================= ==================== ===============
                                                                                                         Shares
 Name, Position of Office             Principal Occupation                      Term as Director      Beneficially
 with the Corporation                 or Employment                             of the Corporation     Owned (2)
 ------------------------------------ ----------------------------------------- -------------------- ---------------
 RALFE, GARY M.                       Managing Director of De Beers S.A.        December 19, 2002           Nil
 Chairman & Director                  since January 1998; Director of De
                                      Beers Consolidated Mines Ltd. since
                                      March 1990 and of De Beers Centenary AG
                                      since May 1990, both private
                                      subsidiaries of De Beers S.A., and
                                      Director of Consolidated Co Bultfontein
                                      Mine (London Exchange) since May 1998.
 ------------------------------------ ----------------------------------------- -------------------- ---------------
 CLARK, RAYMOND A.                    Head of the Moscow Office of The          December 19, 2002           Nil
 President, Chief Executive Officer   Diamond Trading Co. Ltd., the             to date
 & Director                           London-based rough-diamond marketing
                                      arm of De Beers, since April 1994.
 ------------------------------------ ----------------------------------------- -------------------- ---------------
 FARMILOE, MICHAEL J.M.               Director of The Diamond Trading Co.       December 19, 2002           Nil
 Non-Executive Director               Ltd., the London-based rough-diamond      to date
                                      marketing arm of De Beers, since June
                                      1995.
 ------------------------------------ ----------------------------------------- -------------------- ---------------
 HARTZ, CLIVE (1)                     International businessman.                March 25, 1997 to       603,000
 Non-Executive Director                                                         date
 ------------------------------------ ----------------------------------------- -------------------- ---------------
 GORDON, L. LAMONT (1)                Investment banker.                        July 31, 1997 to            Nil
 Non-Executive Director                                                         date
 ------------------------------------ ----------------------------------------- -------------------- ---------------
 SHIRRIFF, ROBERT (1)                 Counsel, Fasken Martineau DuMoulin LLP,   December 19, 2002        25,000
 Non-Executive Director               Barristers and Solicitors                 to date
 ==================================== ========================================= ==================== ===============
Notes:
 (1) Denotes a member of the Audit  Committee  and of the  Corporate  Governance
     Committee. The Corporation does not presently have an Executive Committee.
(2)  The  information  as to Common  Shares  beneficially  owned,  controlled or directed  has been  furnished by the  respective  directors  and  nominees.
     Unless otherwise indicated, such shares are held directly.


Appointment of Auditor

The persons named in the enclosed Instrument of Proxy, unless directed by the shareholder completing the proxy to withhold voting, intend to vote for the appointment of Deloitte & Touche LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of the auditors so appointed.

By resolution dated April 25, 2003 the Board of Directors of the Corporation resolved not to propose the Corporation's present auditors, KPMG LLP for re-appointment to the position as auditors for the Corporation at the meeting and further approved the termination of the services of KPMG LLP and the proposal to the meeting of the appointment of Deloitte & Touche as the successor auditors of the Corporation. There are no reportable disagreements between the Corporation and KPMG LLP, as defined in National Policy Statement No. 31 of the Canadian Securities Administrators, and there have been no qualified opinions or denials of opinions by KPMG LLP.

Attached to this Management Proxy Circular as Schedule "A" is (i) a Notice to Shareholders of Change of Auditor stating that there have been no "reportable events" as defined in National Policy No. 31; (ii) a letter of KPMG LLP confirming that the contents of the Notice to Shareholders of Change of Auditor are, to the best of their knowledge, true; (iii) a letter of Deloitte & Touche LLP confirming, to the best of their knowledge, that the contents of the Notice to Shareholders of Change of Auditor are true; and (iv) a written confirmation that the letters referred to in items (ii) and (iii) above have been reviewed by the directors of the Corporation.

The Board of Directors of the Corporation recommends the election of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders, and the authorization for the directors to fix the remuneration of the auditors so appointed.

                             EXECUTIVE COMPENSATION
                               Compensation Table

The following table sets forth all compensation earned for the three most recently completed financial years by the Chief Executive Officer and the Corporation's most highly compensated executive officers, other than the Chief Executive Officer, each of whose total annual compensation exceeded Cdn$100,000 (collectively the "Named Executive Officers").

                                      Summary Compensation Table

======================================== ========== ============== ===================== =========================
                                          Fiscal                   Securities Under
Name and Principal Position                Year        Salary      Options Granted        All Other Compensation
                                                       (Cdn$)              (#)                    (Cdn$)
---------------------------------------- ---------- -------------- --------------------- -------------------------
Timothy J. Haddon (1)                      2002         131,807        1,000,000                   933 (3)
President & Chief Executive Officer        2001         334,154        1,500,000                13,944 (3)
                                           2000         300,109              Nil                23,859 (3)
---------------------------------------- ---------- -------------- --------------------- -------------------------
Gary E. Davis (2)                          2002         131,807           75,000                   Nil
Corporate Secretary & Chief Financial      2001         200,038          900,000                 8,014 (4)
Officer                                    2000         179,309              Nil                13,362 (4)
======================================== ========== ============== ===================== =========================
Notes:
(1)  Mr. Haddon served as Chief  Executive  Officer and President  from November
     28, 1997 to December  19,  2002.  Mr.  Raymond  Clark was  appointed  Chief
     Executive  Officer and  President on December 19, 2002 but was not paid any compensation  for the balance of the fiscal year. Mr.  Haddon's  employment was terminated effective December 19, 2002. See "Termination of Employment,
     Change in Responsibilities and Employment Contracts" below.
(2)  Mr.  Davis  served as Chief  Administrative  Officer  from July 31, 1997 to
     November 28, 1997, Acting Chief Financial Officer from November 28, 1997 to
     July 22, 1998, Corporate Secretary from July 31, 1997 to December 19, 2002,
     Acting Chief Financial Officer from November 28, 1997 to July 22, 1998, and
     Chief Financial Officer from July 22, 1998 to December 19, 2002. Mr. Davis'
     employment was terminated  effective December 19, 2002. See "Termination of
     Employment, Change in Responsibilities and Employment Contracts" below.
(3)  This amount  constitutes  compensation  paid under the  Corporation's  401K defined  contribution plan and life insurance premiums for a life insurance policy naming the Corporation as beneficiary.  The life insurance  premiums were $933 in 2002, $1,345 in 2001 and $2,850 in 2000.
(4)  Compensation paid under the Corporation's 401K defined contribution plan.



          Option Grants During the Most Recently Completed Fiscal Year

The following table sets forth stock options granted during the most recently completed fiscal year to each of the Named Executive Officers.

  ======================== ============= ===================== =============== ======================= =============
                            Securities    % of Total Options                      Market Value of
                              Under         Granted to All                     Securities Underlying
  Name and Position as       Options       Employees in the     Exercise or     Options on the Date     Expiration
  at Fiscal Year-end         Granted        Financial Year       Base Price           of Grant             Date
                               (#)                             ($/Securities)       ($/Security)
  ------------------------ ------------- --------------------- --------------- ----------------------- -------------
  Timothy J. Haddon         1,000,000           51.8%               0.10                0.10           Nov 29/07
  President & Chief
  Executive Officer
  ------------------------ ------------- --------------------- --------------- ----------------------- -------------
  Gary E. Davis               75,000            03.8%               0.23                0.30           Oct 09/07
  Corporate Secretary &
  Chief Financial Officer
  ======================== ============= ===================== =============== ======================= =============

                         CORPORATE GOVERNANCE PRACTICES

The Corporation has adopted a policy for corporate governance which is broadly in line with the TSX Toronto Stock Exchange guidelines and commensurate with the size and stage of development of the Corporation. The current and proposed Board of Directors consists of and will, if elected, consist of three directors who are considered by the Board to be "unrelated directors" as such term is used in
Section 474 of the TSX Stock Exchange Company Manual, two of whom do not have interests in or relationships with either the Corporation or a significant shareholder of the Corporation. Messrs. Ralfe, Clark and Farmiloe, due to their positions in management of the Corporation and/or their respective affiliation with De Beers S.A., are considered related directors for the purposes herein. Mr. Shirriff is a partner in the law firm of Fasken Martineau DuMoulin LLP, Canadian legal counsel for De Beers S.A.

There are no special structures or processes in place to facilitate the functioning of the Board of Directors independently of management. However, the independent directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.

The Board of Directors has established a standing Audit Committee and Corporate Governance Committee. The Corporation does not currently have an Executive or Compensation Committee. The members of the Audit Committee are all outside directors (with a majority considered unrelated directors). The role of the Audit Committee is to provide oversight of the Corporation's financial management and of the design and implementation of an effective system of internal financial controls; and review and report to the Board of Directors on all audited financial statements prepared by the Corporation. The members of the Corporate Governance Committee are all outside directors (with a majority considered unrelated directors). The role of the Corporate Governance Committee is to develop and monitor the Corporation's overall approach to corporate governance issues and, subject to approval by the Board of Directors, implement and administer the system. The Corporation maintained a Compensation Committee represented by outside directors (with a majority considered unrelated directors) until December 19, 2002. From December 19, 2002, forward, no compensation has been paid to the Corporation's executive officers, nor is any compensation contemplated for the near future and, consequently, the Board of Directors decided that a Compensation Committee was no longer required.

The Board of Directors periodically reviews the guidelines on corporate governance adopted by Section 474 of the TSX Stock Exchange Company Manual to determine ways of implementing those guidelines that will improve the governance of the Corporation.
                            Compensation of Directors

Beginning February 17, 1999, the Chairman receives cash remuneration of US$7500 and each non-executive director receives cash remuneration of US$5,000, payable during the first quarter of the fiscal year for services to be rendered during the remainder of the fiscal year, as well as reimbursement for all related out-of-pocket expenses. As of November 24, 2000, payment of such fees to Directors was deferred until the transfer of the Verkhotina Licence is effected at which time each Director will receive payment of all fees so deferred. Directors performing work for the Corporation that is outside of that considered normal for directorship positions are reimbursed at the rate of US$100 per hour, plus reimbursement of associated expenses.

The following table sets forth all consulting or directors' fees paid to the Corporation's directors, former directors, or companies controlled by them, excluding the Named Executive Officers, during the last completed fiscal year.

==========================================================================
Name of Director                         Amount of Compensation
                                                 (Cdn$)
--------------------------------------------------------------------------
Hartz, Clive                                    7,845 (1)
--------------------------------------------------------------------------
Gordon, L. Lamont                               7,845 (1)
--------------------------------------------------------------------------
Pein, Alasdair                                      0
--------------------------------------------------------------------------
Shirriff, Robert                                    0
--------------------------------------------------------------------------
Wake-Walker, Richard                            7,845 (2)
==========================================================================

Notes:

(1) This compensation was accrued, but not paid during the last completed fiscal year.
(2) This compensation was paid upon receipt of Mr. Wake-Walker's resignation from the Board, December 19, 2002 as was the accrued compensation for 2001 in the amount of $7,745.

During the last completed fiscal year, the Corporation granted incentive stock options to directors or former directors, excluding the Named Executive Officers, as follows:



================================== ========================= ========================= =================
Name and Position as at Fiscal         Securities Under           Exercise Price       Expiration Date
Year-end                               Options Granted            ($/Securities)
                                              (#)
---------------------------------- ------------------------- ------------------------- -----------------
Gordon, Lamont L.                            50,000               0.23                       Oct 9/07
                                            100,000               0.19                       May 1/07
---------------------------------- ------------------------- ------------------------- -----------------
Hartz, Clive                                 50,000               0.23                       Oct 9/07
                                            100,000               0.17                       May 8/07
                                            100,000               0.19                       May 1/07
---------------------------------- ------------------------- ------------------------- -----------------
Wake-Walker, Richard                         50,000               0.23                       Oct 9/07
                                             50,000               0.17                       May 8/07
                                            100,000               0.19                       May 1/07
================================== ========================= ========================= =================


 Termination of Employment, Change in Responsibilities and Employment Contracts

Executive employment agreements executed November 27, 1997, between the Corporation and Mr. Haddon and Mr. Davis (the "Employment Agreement(s)"), providing for terms of employment, salary, benefits, expenses, confidentiality and termination with or without cause and upon certain events, were modified effective January 1, 2002 to reflect changes in compensation, resulting in a reduction in annual salaries from $200,000 for Mr. Haddon and from $120,000 for Mr. Davis to $7000 per month each.

As a result of a Change of Control of the Corporation on December 19, 2002, the Employment Agreements (as amended) were terminated by way of a Termination and Release Agreement executed on that date, between the Corporation and each of Messrs. Haddon and Davis.

Under Messrs. Haddon's and Davis' respective Termination and Release Agreement, each acknowledged, confirmed and agreed that as of December 19, 2002, the Employment Agreement was terminated and that each discharged the Corporation and its directors, officers, employees, servants, agents, predecessors and assigns (collectively, the Releasees") of and from any and all actions, causes of action, claims, demands, damages, interest, costs, expenses and compensation of any kind, however arisen, whether known or unknown (collectively, a "Claim"), and which each of them then had or any time thereafter can, shall or may have, in any way resulting or arising from any cause, matter, or thing whatsoever existing up to the present time with respect to the Releasees, and in particular, of and from or in connection with any business, directorship or employment arrangement between or among each of them or their respective affiliates and any or all of the Releasees and any remuneration obligation or settlement related thereto, except as follows for:

     a) any salary payable to each of them, respectively, pursuant to the Employment Agreement as of December 19, 2002;

     b) any deferred salary or bonus obligations owed to each of them, respectively, by the Corporation as of December 19, 2002;

     c) any outstanding stock options or other rights to purchase granted or issued to each of them, respectively, in any capacity by the Corporation up to December 19, 2002;

     d) any claim or right of indemnity from the Corporation for the benefit of each of them, respectively, in accordance with Yukon corporate law in connection with any Claim made against Mr. Haddon in his capacity as an employee or officer of the Corporation; and

     e) the rights and obligations set out in the Termination and Release Agreement.

                              Equity Incentive Plan

The Corporation currently maintains an equity incentive plan (the "Amended and Restated 1999 Equity Incentive Plan") adopted by the Board of Directors and ratified by the disinterested Shareholders of the Corporation in February 2002 and which amended and restated the 1999 Equity Incentive Plan adopted by the Board of Directors and Shareholders of the Corporation in July 1999 which had replaced the Incentive Stock Option Plan adopted by the Board of Directors and Shareholders of the Corporation in July 1997, as amended in January 1998 and July 1998.

The Amended and Restated 1999 Equity Incentive Plan (the "Plan") authorizes an aggregate of 6,335,183 Common Shares be reserved for issuance, inclusive of those Common Shares reserved under the share bonus provisions described below.

The Plan provides the Board of Directors with the discretion to, from time to time, grant options to purchase Common Shares of the Corporation to directors, senior officers, employees and consultants of the Corporation or its subsidiaries. Options shall be granted only to such eligible participants who, by the nature of their jobs or their participation in the affairs of the Corporation or any subsidiary are, in the opinion of the Board of Directors, in a position to contribute to the success of the Corporation or that subsidiary. The exercise price for each option shall be determined by the Board of Directors, provided that such price shall not be lower than the minimum price allowable pursuant to the policies of the applicable Stock Exchange on the date of grant of the option. Options shall be exercisable for a period, or in percentage installments over such period, to be determined in each instance by the Board of Directors, not exceeding five years from the date of grant. The stock option provisions also provide that, subject to applicable law, the Board of Directors may authorize the Corporation to loan money to an employee, on such terms and conditions as the Board of Directors may reasonably determine, to assist such employee to exercise an option held by him or her. Such terms and conditions of any loan shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Corporation.

The Plan also provides the Board of Directors with the discretion to, from time to time, issue or reserve for issuance, for no cash consideration, to directors, senior officers and employees any number of Common Shares of the Corporation as a discretionary bonus subject to the limits prescribed in the Plan and such provisos and restrictions as the Board of Directors may determine. The aggregate maximum number of bonus shares that may be issued and/or allocated for issuance pursuant to the share bonus provisions will be limited to 1,000,000 Common Shares. Shares reserved for issuance and issued under the share bonus provisions shall be subject to the limitations set out in the Plan. The Board of Directors shall have the right to reallocate any of the bonus shares reserved for issuance under share bonus provisions for future issuance under the share option provisions the event that any bonus shares specifically reserved under the share bonus provisions are reallocated to the share option provisions, the aggregate maximum number of bonus shares reserved under the share option provisions will be reduced to that extent.

The purpose of the Plan is to attract, retain and motivate directors, officers, consultants, and employees of the Corporation (including an employee who is an officer and director) or any subsidiary thereof by providing them with the opportunity, through stock options, to acquire Common Shares in the capital of the Corporation. The purpose of the Plan is also to provide Eligible Persons with additional incentive; to encourage stock ownership by such Eligible Persons; and to increase the proprietary interest of Eligible Persons in the success of the Corporation.

                              MANAGEMENT CONTRACTS

The Corporation has entered into an arrangement with De Beers Canada whereby certain management and administrative responsibilities are conducted on behalf of the Corporation by personnel of De Beers Canada. The Corporation will reimburse De Beers Canada for such services in the amount of $150 per hour plus actual expenses incurred, such amount to be capped at $5000 per month.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On December 19, 2002, the Corporation closed a private placement of 30,000,000 Common Shares in the capital stock of the Corporation at a price of $0.10 for proceeds of $3,000,000. Cencan S.A., a Luxembourg company affiliated with De Beers S.A., acquired 28,000,000 Common shares, representing 38.8% of the total issued share capital of the Corporation. Cencan S.A. also concurrently acquired
17.3 million shares owned by Task Holdings Limited, resulting in aggregate ownership of approximately 45.3 million Common shares (or 64%) of the
Corporation on a post-transaction basis. Clive Hartz, a director of the Corporation, participated in the private placement through the indirect acquisition of 500,000 Common shares at $0.10 per share.

      INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

Except as set forth herein, no proposed nominee for election as a director, and no director or officer of the Corporation has any interest in any matter to be acted on at the Meeting.

                                  OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Instrument of Proxy to vote the Common Shares represented thereby in accordance with their best judgement on such matter.

                             ADDITIONAL INFORMATION

Shareholders may obtain additional information about the Corporation in the Annual Report for the year ended December 31, 2002, which is included with this Information Circular. Additional copies may be obtained without charge upon request to Linda Dorrington, at the offices of the Corporation, telephone: (416) 423-1600. Shareholders may also access the Corporation's disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at .

DATED at Toronto, Ontario, this 25th day of April 2003.


                                  CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.


/s/ Raymond A. Clark                      /s/ David W. Massola'
---------------------------------         --------------------------------------
RAYMOND A. CLARK                          DAVID W. MASSOLA
Chief Executive Officer                   Chief Financial Officer

                                  SCHEDULE "A"

                                       (i)

   Notice to Shareholders of Change of Auditor stating that there have been no
              "reportable events" as defined in National Policy 31
________________________________________________________________________________

                           NOTICE OF CHANGE OF AUDITOR

                          ARCHANGEL DIAMOND CORPORATION
                               (the "Corporation")

TO:           British Columbia Securities Commission
              Alberta Securities Commission
              Manitoba Securities Commission
              Ontario Securities Commission
              Yukon Registrar of Securities
              TSX Venture Exchange

AND TO:       The shareholders of Archangel Diamond Corporation

Please be advised that the Corporation's current auditor, KPMG LLP, will not be proposed by the board of directors of the Corporation for re-appointment to the position as auditor for the Corporation at the Corporation's annual meeting of shareholders to be held on June 12, 2003. By resolution dated April 25, 2003, the board of directors of the corporation have approved the termination of the services of KPMG LLP and approved the proposal to appoint Deloitte & Touche LLP, as the auditor of the Corporation at the next annual meeting of shareholders.

The Corporation reports that there have been no reservations in the auditors' reports of KPMG LLP for the last two fiscal years reported on by KPMG, LLP ending December 31, 2001 and December 31, 2002. In the opinion of the Corporation, there have been no "Reportable Events" (as defined below) in connection with the audit of the Corporation's last two fiscal years reported upon by KPMG LLP.

For the purposes of this notice, National Policy Statement No. 31 of the Canadian Securities Administrators, states that a Reportable Event may consist of "disagreements," "unresolved issues" and "consultations," each as defined in National Policy Statement No. 31, between the Corporation and its former auditor, KPMG LLP.

Dated at Toronto, Ontario this 25th day of April 2003.

                              BY ORDER OF THE BOARD

                              /s/ David W. Massola

                                DAVID W. MASSOLA
                                CHIEF FINANCIAL OFFICER AND
                                SECRETARY

                                      (ii)

 Letter from KPMG LLP confirming that there have been no "reportable events" as defined in National Policy No. 31
________________________________________________________________________________


                                    KPMG LLP


KPMG LLP
Chartered Accountants
Box 10426  777 Dunsmuir Street                         Telephone: (604) 691-3000
Vancouver BC  V7Y 1K3                                  Telefax: (604) 691-3031
Canada                                                 www.kpmg.ca




British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Yukon Registrar of Securities
TSX Venture Exchange

Dear Sirs:

                        Re: Archangel Diamond Corporation


We have read the attached Notice of Archangel Diamond Corporation dated April 25, 2003 and are in agreement with the statements contained in such Notice.



Yours very truly

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
May 5, 2003


cc
Deloitte & Touche

                                      (iii)

 Letter from Deloitte & Touche LLP confirming, to the best of their knowledge, that the contents of the Notice to Shareholders of Change of Auditor are true

________________________________________________________________________________


Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON  M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-8151
www.deloitte.ca                                              Deloitte
---------------                                              & Touche


May 7, 2003

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Yukon Registrar of Securities
TSX Venture Exchange

Dear Sirs:
               Archangel Diamond Corporation - National Policy 31
                   (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated April 25, 2003 delivered to us by Archangel Diamond Corporation ("Archangel") in respect of the resignation of KPMG LLP from the office of auditor of Archangel and the subsequent appointment of Deloitte & Touche LLP to that office, effective as of April 25, 2003.

Pursuant to National Policy 31, please accept this letter as confirmation by Deloitte & Touche LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Robert Francis at (416) 601-6174.

Yours truly,

s/s  DELOITTE & TOUCHE LLP

                                      (iv)

  Confirmation that the letters referred to in items (i), (ii) and (iii) above have been reviewed by the directors of the Corporation
________________________________________________________________________________



                          ARCHANGEL DIAMOND CORPORATION



VIA SEDAR

April 25, 2003


TO:               British Columbia Securities Commission
                  Alberta Securities Commission
                  Manitoba Securities Commission
                  Ontario Securities Commission
                  Yukon Registrar of Securities
                  TSX Venture Exchange

AND TO:  The shareholders of Archangel Diamond Corporation

Dear Sirs:

RE:               Archangel Diamond Corporation (the "Corporation")
                  - Change of Auditors

The undersigned, on behalf of the Board of Directors (the "Board") of the Corporation, hereby confirms that the Board has reviewed the attached Notice of Change of Auditors; the letter from the former auditor of the Corporation, KPMG LLP; and the letter from the successor auditors of the Corporation, Deloitte & Touche LLP.

Dated at Toronto, Ontario, this 25th day of April 2003

By and on behalf of the
Board of Directors of Archangel Diamond Corporation

/s/ David W. Massola

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                Archangel Diamond Corporation (the "Corporation")


TO BE HELD AT     Crowne Plaza Hotel
                  225 Front Street West, Toronto, Ontario

ON Thursday, June 12, 2003, at 10:00 a.m. (EDT)

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, Gary M. Ralfe, a Director of the Corporation, or failing this person, Raymond A. Clark, a Director of the Corporation, or in the place of the foregoing, , (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

--------------------------------------------------------------------------------


Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

                                                              For       Against
1. To authorize the Directors to fix the Auditors'
   remuneration                                             -------     -------

2. To determine the number of Directors at six              -------     -------

                                                              For      Withhold
3. To appoint Deloitte & Touche LLP, Chartered Accountants,
   as Auditors                                               ------      ------

4. To elect as Director, Gary M. Ralfe                       ------      ------

5. To elect as Director, Raymond A. Clark                    ------      ------

6. To elect as Director, Michael J.M. Farmiloe               ------      ------

7. To elect as Director, Robert Shirriff                     ------      ------

8. To elect as Director, L. Lamont Gordon                    ------      ------

9. To elect as Director, Clive Hartz                         ------      ------

--------------------------------------------------------------------------------




        THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.

             SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Corporation.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

     (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" " no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the

Meeting, or adjournment thereof.
The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.
================================================================================

       Supplemental Mailing List Return Card (National Instrument 54-101)

             NOTICE TO SHAREHOLDERS OF ARCHANGEL DIAMOND CORPORATION

In accordance with National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

  Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your fax number and/or e-mail address. Please also indicate your preferred method of communication.
    ------------------------------------------------------------------------

                ARCHANGEL DIAMOND CORPORATION (the "Corporation")

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of the Corporation, and requests that he/she be placed on the issuer's Supplemental Mailing List in respect of its quarterly financial statements.


________________________________________________________________________________
Name - Please Print


________________________________________________________________________________
Address


________________________________________________________________________________
City/ Province/Postal Code



________________________________________________________________________________
Signature                                                    Date

________________________________________________________________________________
Fax                                                          E-mail Address


Method of Communication:  ___Fax     ___E-mail     ___Mail

Please complete and return this card to:       Archangel Diamond Corporation.
                                               P.O. Box 1609
                                               Summerland, BC  V0H 1Z0
                                               Fax: (250) 404-0311
                                               E-mail: securitiescomp@shaw.ca
                                                       ----------------------

BCSC
                                            QUARTERLY AND YEAR END REPORT
British Columbia                            BC FORM 51-901F (previously Form 61)
Securities Commission
________________________________________________________________________________

                                                 INCORPORATED AS PART OF:

                                                 [ X ]   Schedule A

                                                 [ X ]   Schedules B and C

                                              (Place X in appropriate category.)
________________________________________________________________________________

ISSUER DETAILS



                                                               DATE OF REPORT
NAME OF ISSUER                     FOR QUARTER ENDED              YY/MM/DD
________________________________________________________________________________

ARCHANGEL DIAMOND CORPORATION      DECEMBER 31, 2002              03/05/02

________________________________________________________________________________
ISSUER'S ADDRESS:  65 OVERLEA BOULEVARD, SUITE 400


________________________________________________________________________________
CITY        PROVINCE      POSTAL CODE     ISSUER FAX NO.  ISSUER TELEPHONE NO.

Toronto     Ontario         M4H 1P1        416-429-2462        416-423-1600
________________________________________________________________________________

CONTACT PERSON                 CONTACT'S POSITION          CONTACT TELEPHONE NO.

David W. Massola           CFO & Corporate Secretary             416-423-1600
________________________________________________________________________________

CONTACT EMAIL ADDRESS            WEB SITE ADDRESS

archangeldiamond.com             www.archangeldiamond.com
________________________________________________________________________________


CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.


________________________________________________________________________________
DIRECTOR'S SIGNATURE                     PRINT FULL NAME          DATE SIGNED
                                                                   YY/MM/DD

"Robert Shirriff"                        Robert Shirriff           03/05/02
________________________________________________________________________________
DIRECTOR'S SIGNATURE                     PRINT FULL NAME          DATE SIGNED
                                                                   YY/MM/DD

"Clive Hartz"                            Clive Hartz               03/05/02
________________________________________________________________________________
(Electronic signatures should be entered in "quotations".)
________________________________________________________________________________

                          ARCHANGEL DIAMOND CORPORATION

                     SCHEDULE "B": SUPPLEMENTARY INFORMATION

                         Period Ended December 31, 2002

1.   Analysis of expenses for the year ended December 31, 2002:

     a) Effective January 1, 2002, property development costs associated with the Verkhotina Area are expensed as incurred. Property development costs for the year ended December 31, 2002 were $1,864,293 as shown in the attached Schedule "A" as part of "Statement of Operations and Deficit."

     b) General and administrative expenses for the year ended December 31, 2002 were $2,272,917. A summary is attached in Schedule "A" as part of "Statement of Operations and Deficit."

2. Related party transactions: During the year ended December 31, 2002, the Corporation received, on a cost recovery basis, $24,742 related to office space and administration costs from a company whose chief financial officer was the chief financial officer and secretary of the Corporation prior to the change in management control.

     There were no other expenditures made to non-arm's length parties for the year ended December 31, 2002.

3. Summary of securities issued and options granted during the year ended December 31, 2002:

     a) Securities issued including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

         ------------- -------------------- -------------------- -------------- ----------------- ----------------
         Type      of   Number of Common      Price per Share        Total      Type of           Commission Paid
         Security            Shares               (Cdn$)           Proceeds     Consideration
                                                                     (US$)
         ------------- -------------------- -------------------- -------------- ----------------- ----------------
         Common              30,000,000            0.10          1,890,106      Cash              None
         Shares
         ------------- -------------------- -------------------- -------------- ----------------- ----------------

     b) Summary of options granted, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees,") exercise price and expiry date:

         --------------------------- -------------------- --------------- ----------------- ---------------
                    Name              Number of Options   Date of Grant    Exercise Price   Expiry Date
                                           Granted                             (Cdn$)
         --------------------------- -------------------- --------------- ----------------- ---------------
         Gordon, L. Lamont                   100,000         May 2/02             0.19      May 1/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Hartz, Clive                        100,000         May 2/02             0.19      May 1/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Wake-Walker, Richard (1)            100,000         May 2/02             0.19      May 1/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Consultants (2)                     200,000         May 2/02             0.19      May 1/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Employees                            50,000         May 2/02             0.19      May 1/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Hartz, Clive                        100,000         May 9/02             0.17      May 8/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Wake-Walker, Richard (1)             50,000         May 9/02             0.17      May 8/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Gordon, L. Lamont                    50,000         Oct 9/02             0.23      Oct 9/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Davis, Gerald E. (3)                 75,000         Oct 9/02             0.23      Oct 9/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Hartz, Clive                         50,000         Oct 9/02             0.23      Oct 9/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Wake-Walker, Richard (1)             50,000         Oct 9/02             0.23      Oct 9/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Consultant                            5,000         Oct 9/02             0.23      Oct 9/07
         --------------------------- -------------------- --------------- ----------------- ---------------
         Haddon, Timothy (4)               1,000,000        Nov 28/02             0.10      Nov 28/07
         --------------------------- -------------------- --------------- ----------------- ---------------
              TOTAL                        1,930,000
         --------------------------- -------------------- --------------- ----------------- ---------------
         (1) As of December 19, 2002, Mr. Wake-Walker is no longer a director of the Corporation,  however,  by resolution of the Board of Directors of the Corporation, all options granted to Mr. Wake-Walker will run to their respective expiry dates.
         (2) All options are fully vested with the exception of 100,000  options which are subject to vesting  requirements  as follows:  1/4 vested
             August 2, 2002; 1/4 vested November 2, 2002; 1/4 vested February 2,
             2003 and the balance will vest May 1, 2003.
         (3) As of  December  19,  2002,  Mr.  Davis is no longer a director  or officer of the Corporation,  however,  effective December 31, 2002, he became a consultant  to the  Corporation.  By  resolution of the
             Board of Directors of the  Corporation,  all of Mr. Davis's options will run to their respective expiry dates.
         (4) As of  December  19,  2002,  Mr.  Haddon is no longer a director or officer of the Corporation,  however,  effective December 31, 2002, he became a consultant  to the  Corporation.  By  resolution of the
             Board of Directors of the Corporation,  all of Mr. Haddon's options will run to their respective expiry dates.

4.   Summary of securities as at the end of the year ended December 31, 2002:

     a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or nor cumulative, redemption and conversion provisions:

         Authorized capital:    unlimited common shares, npv

     b)  Number and recorded value for shares issued and outstanding:

    Issued capital: 72,234,558 common shares, npv   Recorded value:  $32,936,474

     c)  Description   of   options,   warrants   and   convertible   securities
         outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value:

         (i)      Share options:

------------------------ --------------------------- -----------------------
   Number of Options       Exercise Price (Cdn$)     Expiry Date
------------------------ --------------------------- -----------------------
        50,000                      1.00             February 18, 2004
------------------------ --------------------------- -----------------------
       100,000                      0.50             February 18, 2004 (1)
------------------------ --------------------------- -----------------------
       200,000                      0.50             February 18, 2004 (2)
------------------------ --------------------------- -----------------------
        50,000                      1.00             April 14, 2005
------------------------ --------------------------- -----------------------
        35,000                      0.50             June 14, 2005 (1)
------------------------ --------------------------- -----------------------
        50,000                      0.50             November 28, 2005
------------------------ --------------------------- -----------------------
     1,500,000                      0.11             November 25, 2006
------------------------ --------------------------- -----------------------
       900,000                      0.11             November 25, 2006
------------------------ --------------------------- -----------------------
       550,000                      0.19             May 1, 2007
------------------------ --------------------------- -----------------------
       150,000                      0.17             May 8, 2007
------------------------ --------------------------- -----------------------
       230,000                      0.23             October 9, 2007
------------------------ --------------------------- -----------------------
     1,000,000                      0.10             November 28, 2007
------------------------ --------------------------- -----------------------
     4,815,000 (3)
------------------------ --------------------------- -----------------------

(1) The per share exercise price of $1.03 was re-priced to $0.50 December 13, 2000.
(2)  The per share exercise price of $1.03 was re-priced to $0.50 June 21, 2001.

(3) All options are fully vested with the exception of 100,000 options which are subject to vesting requirements as follows: 1/4 vested August 2, 2002; 1/4 vested November 2, 2002; 1/4 vested February 2, 2003 and the balance will vest May 1, 2003.

         (ii)  Common share purchase warrants:  None

     d)  Number of shares in each class of shares subject to escrow or pooling
         agreements:       None

5. Names of directors and officers as at the date this report is signed and filed:

         Directors
         ---------
         Gary M. Ralfe
         Raymond A. Clark
         Michael J.M. Farmiloe
         L. Lamont Gordon
         Clive Hartz
         Robert Shirriff

         Officers              Position Held
         Gary M. Ralfe         Chairman
         Raymond A. Clark      President and Chief Executive Officer
         David Massola         Chief Financial Officer and Corporate Secretary


                SCHEDULE "C": MANAGEMENT DISCUSSION AND ANALYSIS
                ------------------------------------------------

3        DESCRIPTION OF BUSINESS

     The Corporation was incorporated on July 3, 1987 under the name "Gold Parl Resources Ltd." by registration of its Memorandum and Articles under the Company Act (British Columbia). On September 3, 1993, the Corporation changed its name to "Canmet Resources Limited" and consolidated its share capital on the basis of two pre-consolidation common shares for one post-consolidation common share. On August 5, 1994, the Corporation changed its name to "Archangel Diamond Corporation," and on September 16, 1996, the Corporation was continued from British Columbia to the Yukon Territory. The Corporation and its predecessors are collectively referred to herein as the "Corporation."

     The Corporation is an international diamond exploration company. The Corporation is currently engaged in the exploration for, and development of, diamondiferous kimberlite pipes for the purpose of mining diamonds in the Russian Federation.

2.   DISCUSSION OF BUSINESS

     In December 1993, a Licence (the "Licence") for the exploration and mining of diamonds from a 400-square kilometre area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD") (formerly Arkhangel'sk Geologia Enterprises). Through agreements in 1993 and 1994 with AGD, the Corporation acquired the right to earn a 40% interest in any profits from the Verkhotina Area. As part of such agreements, including the Memorandum dated 25 February 1994 (the "1994 Memorandum"), AGD agreed to transfer the Licence to a Russian joint stock company, of which the Corporation would hold 40% of the ordinary shares, when Russian legislation permitted such transfer.

     In May 1994, the partners established a Russian international open joint stock company, Almazny Bereg ("AB"), the ordinary shares of which are owned 50% by AGD, 40% by the Corporation, and 10% by IBME Ltd. AB was formed to hold the Licence and to coordinate the operations on the Verkhotina Area. During May 1995, new Russian legislation was introduced which, in the view of the Corporation, enabled AGD to transfer the Licence.

     In 1996, the Grib Pipe diamondiferous deposit was discovered by the Corporation and its Russian partners within the Verkhotina Area. As the Grib Pipe represents the key asset of the Corporation, it was the primary focus of the Corporation's work efforts in 1999 and 2000. From the inception of the project in 1993, approximately $18.4 million has been invested by the Corporation in the acquisition and exploration of the Verkhotina Area, for legal and certain administrative costs with respect to the Licence transfer dispute, and on the delineation of the Grib Pipe discovery itself.

     In April 1997 the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion by the Corporation of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first quarter of 1998 and that a supplemental agreement would be prepared to record this. In December 1997 the Work Program was agreed upon by the parties, and in March 1998 the General Director of AGD confirmed to the Corporation that the Corporation had satisfied all of its requirements regarding the Work Program. However, no supplemental agreement was provided by AGD to the Corporation and transfer of the Licence to AB as agreed by the AGD Board did not take place.

     After having repeatedly failed in its attempts to get AGD to transfer the Licence to AB, in June 1998 the Corporation advised AGD that it was temporarily suspending its further funding of the Verkhotina Area effective July 1, 1998 until AGD complies with its obligations. As a result of this, the Corporation began accruing the costs for continuing exploration work as invoiced by AGD on the Verkhotina Area until such time as the Licence transfer dispute is resolved.

     As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Corporation commenced international arbitration of the matter in Stockholm as provided for in the Verkhotina Diamond Venture Agreement (the "VDV Agreement"). The Arbitration Tribunal was constituted and unanimously accepted preliminarily jurisdiction of the dispute.

     Continued negotiations between the Corporation and AGD resulted in a new agreement being executed between the parties on July 15, 1999 (the "1999 Agreement"). Among other matters, the 1999 Agreement stipulated that AGD would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Corporation would also own a 40% interest. As part of the 1999 Agreement, the Corporation agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

     Within weeks of executing the 1999 Agreement, AGD brought forth new demands requesting the right, but not the obligation, to jointly fund the project through completion of the feasibility study, the right to reimburse the Corporation for 50% of its past costs, and the right to appoint the General Director of AB on an alternating basis if they did so fund and reimburse. As all previous agreements, including the 1999 Agreement, specifically contemplated that these rights and obligations were to be borne solely by the Corporation, these new AGD requests erected new roadblocks in effecting transfer of the Licence.

     In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Tribunal to reinstate the arbitration proceedings. The Company subsequently filed its detailed statement of case on April 14, 2000. After several legal submissions by both parties, the Tribunal established February 26, 2001 as the final date for submission of pleadings.

     During the week of March 5, 2001 the Tribunal heard the Company's claim in regard to AGD's alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian joint stock company referred to in the Memorandum. On the basis of new arguments put forward by AGD, the Tribunal agreed to hear new arguments as to its jurisdiction over the dispute.

     On June 27, 2001, the Tribunal issued a split ruling that the dispute was not arbitrable in Sweden, a finding that overturned their 1999 acceptance of jurisdiction over the dispute. The Company filed a Summons Application with the Swedish District Court on July 23, 2001, seeking to determine the majority arbitrators' competence regarding their majority decision of "no jurisdiction," and in May 2002, the Swedish District Court accepted the Corporation's petition. Detailed pleadings have not been submitted by both parties. Submission of pleadings was postponed a number of times upon the request of both parties and, consequently, the main hearing scheduled for mid-December 2002 was postponed. A new pre-trial hearing is scheduled for June 2, 2003. A date for a main hearing is not yet fixed; however, this is not likely to take place before autumn 2003.

     On August 23, 2001, LUKoil, the 74.1% owner of AGD, filed claims with the Arbitration Court of the Arkhangel'sk Region in the Russian Federation ("Arbitration Court") seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

     During 2002, a number of hearings were held with respect to these claims. Firstly, on March 21, 2002, the Arbitration Court at first instance rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. Secondly, on May 21, 2002, the Arbitration Court at first instance dismissed LUKoil's claim to have the 1999 Agreement declared invalid, finding that the 1999 Agreement is valid, and this decision was also not appealed. Thirdly, AGD's petition that the Memorandum be declared unconcluded and invalid was initially remanded until July 26, 2002, at which hearing original specimens of AGD's signatory to the Memorandum, Dr. Grib, were presented to the Arbitration Court for examination by handwriting experts. The case was subsequently again remanded until such examination could be completed. On October 1, 2002, the hearings with respect to AGD's claims concerning the VDV Agreement were suspended until a final decision regarding the Memorandum came into force at which time the hearing would recommence. On October 28, 2002, the Arbitration Court ruled that the Memorandum between the Company and AGD is unconcluded. The decision was appealed by the Company in November 2002 and, until the then-scheduled appeal date hearing of January 23, 2003, the October 28, 2002 ruling will not come into effect.

     As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in the Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002 the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the Defendants, but rejecting all of the Defendants' other arguments on jurisdiction. The Company's legal advisors were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard during the last quarter of 2003.

     On December 19, 2002, the Corporation completed a private placement of 28,000,000 Common Shares to Cencan S.A., a wholly-owned subsidiary of De Beers S.A., at a price of $0.10 per share. A further 2,000,000 Common Shares were placed with various other placees. Cencan S.A. also bought from Task Holdings Limited 17,305,226 Common Shares, for a total holding of 62.7% of the Common Shares of the Corporation. The private placement effected a change of controlling shareholder of the Corporation and a change of management and, effective December 19, 2002, Timothy J. Haddon resigned as director, President and CEO; Gary E. Davis resigned as director, Chief Financial Officer and Corporate Secretary; and Richard Wake-Walker resigned as a director. Messrs. Haddon and Davis have been retained as consultants to the Corporation. Gary M. Ralfe was then appointed Chairman and a director; Raymond A. Clark was appointed President, CEO and a director; Michael J.M. Farmiloe and former director, Robert Shirriff, joined the Board of Directors. Clive Hartz and L. Lamont Gordon remained on the Board subsequent to the change in control.

3.   DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

     The Company incurred a loss of $3,856,070 for the year ended December 31, 2002, compared to a loss of $18,677,461 for the same period ended December 31, 2001. The loss per share for the year ended December 31, 2002 was $0.09 compared to $0.44 for the year ended December 31, 2001. The significant decrease in loss of $14,821,391 is primarily attributable to the absence of the write-down of deferred exploration and mineral property cost of $18,145,299 which occurred in 2001, which was offset by 2002 restructuring costs of $267,830, relating to the change in management control that occurred when Cencan S.A. became the controlling shareholder, and mineral property costs of $2,256,293.

     During the year ended December 31, 2002, the Company adopted the new accounting recommendations with respect to stock-based compensation. As a result, $1,347,776 of stock-based compensation, representing the fair value of stock options granted, to be granted, or modified, to non-employees of the Company during 2002 was expensed. Of this amount $955,776 has been recorded in administration costs and $392,000 in mineral property costs - legal and permits.

     Administration costs during the year ended December 31, 2002 versus the same period ended December 31, 2001 increased $712,724 from $629,870 in 2001 to $1,342,594 in 2002. Apart from the increase resulting from stock-based compensation expense, the decrease in administration cost was primarily due to decreased Investor relations, Office administration, Salaries and benefits, Consulting and Travel costs. Investor Relations costs decreased from $52,115 in 2001 to $2,778 in 2002 due to the elimination of the investor relations consulting position due to the lack of shareholder activity. Office administration costs were reduced from $128,366 for the year ended December 31, 2001 to $87,580 for the same period in 2002 primarily due to decreased insurance coverages and associated premiums, the absence of the office moving costs during first quarter 2001 and an overall cutback in office spending in 2002 due to limited funds. Salaries and benefits decreased significantly from $209,905 during 2001 to $119,095 in 2002 due to the voluntary salary reductions agreed to by the former officers of the Company, which also decreased related payroll taxes and other employee benefit programs. Consulting costs decreased by $26,010 to $35,523 for the year ended December 31, 2002 due to the decrease in board of director's fees due to the resignation of two board members during the year. Travel costs were reduced for the year ended December 31, 2002 to $19,043 from $50,118 in 2001 due to the elimination all non-essential travel in 2002. Interest income decreased $87,031 from $97,708 in 2001 to $10,677 in 2002 as a result of lower cash balances during the year and lower interest rates.

     During the year ended December 31, 2002, $0 was capitalized as deferred exploration relating to the Verkhotina Area, compared to $1,630,090 for the year ended December 31, 2001. During 2002 all costs associated with the Verkhotina property were expensed as incurred as mineral property costs, which totaled $2,256,293 for the year. The change in costs associated with the Verkhotina property included slightly higher legal fees, including stock-based compensation, associated with the litigation, offset by lower holding costs.

4.   SUBSEQUENT EVENTS

     The Company's appeal against the decision declaring the Memorandum unconcluded was heard on January 23 and 27, 2003. The Arkhangel'sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case is pending. Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations. Hearings in this case are scheduled to commence on April 28, 2003.

     On January 20, 2003, the Corporation granted to consultants 1,500,000 stock options with an exercise price of Cdn$0.35 and expiry date of January 20, 2007. The options vest immediately, but are subject to a hold period expiring May 21, 2003.

5.   FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

     Not applicable.

6.   LIQUIDITY AND SOLVENCY

     The Company had working capital of $608,297 as of December 31, 2002 compared to $1,221,964 as of December 31, 2001. As of December 31, 2002, the Company had $1,932,766 in cash and equivalents compared with $1,379,480 as of December 31, 2001. The decrease in working capital is due to increased accrued liabilities relating to litigation of approximately $1,025,000, deferred compensation payable of $192,252 and cash used for operations of $1,341,830. These liabilities were partially offset by the receipt of net proceeds of $1,890,106 upon completion of a private placement of 30,000,000 Common Shares in the capital stock of the Company at Cdn$0.10 per share, in December 2002, of which 28,000,000 Common Shares were placed with Cencan S.A., a wholly-owned subsidiary of De Beers S.A., and now the controlling shareholder of the Company as owner of 62.7% of the issued and outstanding shares of the Company. The Company currently has working capital sufficient for its requirements until about September 2003.

     During the 2003 timeframe, it is the Company's intention to conserve cash wherever it can while pursuing the appeal it has filed in the United States against LUKoil and AGD and pursuing negotiations in Russia. Should a settlement of some nature take place or should the various legal proceedings  continue,  it is  fully  expected  that  the  Company  will be successful in raising the required funds to meet its operating requirements. The Company is considering various financing options.

ARCHANGEL DIAMOND CORPORATION












                         DECEMBER 31, 2002 ANNUAL REPORT

                        THIS ANNUAL REPORT 2002 CONTAINS:


             -------------------------------------------------------
                             The President's Message
             -------------------------------------------------------

             -------------------------------------------------------
                       Management's Discussion & Analysis
             -------------------------------------------------------

             -------------------------------------------------------
                               Management's Report
             -------------------------------------------------------

             -------------------------------------------------------
                                Auditor's Report
             -------------------------------------------------------

             -------------------------------------------------------
              Financial Statements for the Year Ended December 31,
                                      2002
             -------------------------------------------------------

             -------------------------------------------------------
                              Corporate Information
             -------------------------------------------------------


                                   DEFINITIONS


       ---------------------- --------------------------------------------
       AGD                    Arkhangelskgeoldobycha      is     the
                              Company's    Russian   joint   venture
                              partner on the Verkhotina  Area and is
                              the holder of the Licence.
       ---------------------- --------------------------------------------
       Licence                a 25 year Licence for the  exploration
                              and  mining  of   diamonds   from  the
                              Verkhotina  Area  in the  Arkhangel'sk
                              Oblast of the Russian  Federation held
                              by AGD
       ---------------------- --------------------------------------------
       Memorandum             Memorandum of agreement dated February
                              25, 1994,  amending the VDV  Agreement
                              and setting out ownership structure of
                              a  Russian  joint  stock  company  and
                              providing  for  AGD  to  transfer  the
                              Licence to such joint stock company
       ---------------------- --------------------------------------------
       1999 Agreement         Agreement dated July 15, 1999, between
                              the Company and AGD, wherein AGD would,
                              within a period not to exceed 180 days,
                              transfer or re-register the Licence
                              to a new Russian joint stock company to
                              be established, of which the Company
                              would also own a 40% interest
       ---------------------- --------------------------------------------
       VDV                    Agreement  Verkhotina Mining Agreement
                              dated  November  24, 1993 (as amended)
                              between  the Company and AGD, by which
                              the Company acquired the right to earn
                              a 40% interest in any profits from the
                              Verkhotina Area
       ---------------------- --------------------------------------------

                               PRESIDENT'S MESSAGE



Dear Shareholders:

It is a great privilege for me, as the new President and CEO of Archangel Diamond Corporation (the "Company"), to be able to communicate with you from Russia where I live and have been based for the last ten years. I relish the challenge of the position and am committed to doing everything in my power to create value for the Company for the benefit of all shareholders.

I must first pay tribute to the outgoing Board of Directors for their tireless efforts over the past few years, in particular my predecessor Tim Haddon and former CFO, Gary Davis. I am delighted that Tim and Gary have agreed to remain as consultants to the Company so their wealth of knowledge and experience will still be available to us. The management changes in December 2002 followed the purchase by Cencan S.A., a wholly owned subsidiary of De Beers S.A., of Task Holdings Limited's interest in the Company and of an additional 28 million common shares of the Company. Post these transactions, Cencan S.A.'s investment represented approximately 62.7% of the total issued share capital of the Company. Tim Haddon's quote at the time is worth repeating `Having De Beers, the world's leading diamond producer, as our largest shareholder bodes well for the future of the Company.' Gary Ralfe, Managing Director of De Beers S.A. and incoming Chairman of the Company, commented "The dispute between Archangel Diamond Corporation and Arkhangelskgeoldobycha is clearly not furthering the interests of either party or of Russia in that it is delaying a full evaluation and the possible future development of the Verkhotina deposit. De Beers believes that with its long experience of working in Russia it may be able to assist in the resolution of the dispute which would meet the objectives of all parties that have an interest in the development of the Russian diamond mining industry."

The new management has begun to immerse itself in the complex legal and political issues surrounding the Verkhotina deposit. On October 15, 2002 the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD. The Company has been advised that the Denver District Court, in coming to its decision, failed to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Consequently, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard in the last quarter of 2003.

Turning to the Stockholm arbitration, as is well known, on June 27, 2001, the Tribunal ruled that they did not have jurisdiction in the dispute and all arbitration ceased. In the matter of the appeal, detailed pleadings have now been submitted by both parties. Consequent upon the submission of pleadings having been postponed a number of times at the request of both parties, the main hearing, originally scheduled for December 11 - 12, 2002, was also postponed. A new pre-trial hearing is scheduled for June 2, 2003 but a date for the main trial hearing has not yet been fixed. This is unlikely to take place before the autumn of 2003.

In Russia, in addition to the claims already filed prior to 2002, AGD filed a claim to terminate the VDV Agreement on January 14, 2002 claiming that the VDV Agreement funding provisions have been breached by the Company. During 2002, a number of hearings were held with respect to outstanding claims. LUKoil's claims against certain provisions of the VDV Agreement and the 1999 Agreement were dismissed by the court and were not appealed. On October 28, 2002, AGD's petition that the Memorandum be declared unconcluded was eventually upheld. The decision was appealed by the Company in November 2002, but in January 2003, the Arkhangel Court of Appeal rejected the appeal. A second level appeal has now been filed with the St. Petersburg Court of Cassation and is currently pending. Following the decision of the Arkhangel Court of Appeal, the Arkhangel'sk Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement. The hearing is scheduled to commence on April 28, 2003.

Following the investment by Cencan S.A., the Company has sufficient financial resources to meet its commitments for the immediate future. However, subject to progress being made in resolving the dispute with AGD and LUKoil and the need to protect the Company's rights, management will keep further financing options under review as we go forward.

Thank you for your support.

[GRAPHIC OMITTED]  " The dog is barking - but the caravan moves on"

 "Ray A. Clark"
President and Chief Executive Officer

May 2, 2003

                       MANAGEMENT DISCUSSION AND ANALYSIS

           All monetary amounts and financial results are expressed in U.S. dollars unless otherwise denoted.

Overview

In December 1993 a Licence (the "Licence") for the exploration and mining of diamonds from a 400-square kilometer area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, AGD (formerly Arkhangel'sk Geologia Enterprises). Through agreements in 1993 and 1994 with AGD, Archangel Diamond Corporation (the "Company") acquired the right to earn a 40% interest in any profits from the Verkhotina Area. As part of such agreements, AGD agreed to transfer the Licence to a Russian joint stock company, of which the Company would hold 40% of the ordinary shares, when Russian legislation permitted such transfer. In May 1994 the partners established a Russian international open joint stock company, Almazny Bereg ("AB"), the ordinary shares of which are owned 50% by AGD, 40% by the Company, and 10% by IBME Ltd. AB was formed with the intention that it would hold the Licence and coordinate the operations on the Verkhotina Area. During May 1995 new Russian legislation was introduced which, in the view of the Company, enabled AGD to transfer the Licence to AB.

In 1996 the Grib Pipe was discovered within the Verkhotina Area by the Company and its Russian partners. As the Grib Pipe represents the key asset of the Company, it was the primary focus of the Company's work efforts in 1999 and 2000. From the inception of the project in 1993, approximately $18.1 million had been invested by the Company in the acquisition and exploration of the Verkhotina Area, for legal and certain administrative costs with respect to the Licence transfer dispute, and on the delineation of the Grib Pipe discovery itself.

In April 1997 the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion by the Company of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first quarter of 1998 and that a supplemental agreement would be prepared to record this. In December 1997 the Work Program was agreed upon by the parties, and in March 1998 the General Director of AGD confirmed to the Company that the Company had satisfied all of its requirements regarding the Work Program. However, no supplemental agreement was provided by AGD to the Company and transfer of the Licence to AB as resolved upon by the AGD Board did not take place.

After having repeatedly failed in its attempts to get AGD to transfer the Licence to AB, in June 1998 the Company advised AGD that it was temporarily suspending its further funding of the Verkhotina Area effective July 1, 1998, until AGD complied with its obligations. As a result of this, the Company began accruing the costs for continuing exploration work as invoiced by AGD on the Verkhotina Area until such time as the Licence transfer dispute was resolved.

As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Company commenced international arbitration of the matter in Stockholm as provided for in the VDV Agreement. The Arbitration Tribunal (the "Tribunal") was constituted and unanimously accepted preliminary jurisdiction of the dispute.

In 1998, it became public knowledge that Open Joint Stock Company LUKoil, the largest oil company in Russia and one of the largest oil companies in the world, had acquired a controlling interest in AGD. With the assistance of the Russian Government, agreement was reached between the Company and AGD in 1999 that, among other matters, the Company would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Company would also own a 40% interest. At a meeting at which senior representatives of the LUKoil group participated, the Board of AGD unanimously approved the terms and the 1999 Agreement was executed July 15, 1999. As part of the 1999 Agreement, the Company agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

Within weeks of executing the 1999 Agreement, AGD brought forth new demands requesting the right, but not the obligation, to jointly fund the project through completion of the feasibility study, the right to reimburse the Company for 50% of its past costs, and the right to appoint the General Director of AGD on an alternating basis if they did so fund and reimburse. As all previous agreements, including the 1999 Agreement, specifically contemplated that these rights and obligations were to be held or borne solely by the Company, these new AGD requests erected further roadblocks in effecting transfer of the Licence.

In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Tribunal to reinstate the arbitration proceedings. The Company subsequently filed its detailed Statement of Case on April 14, 2000. After several legal submissions by both parties, the Tribunal eventually established February 26, 2001, as the final date for submission to it of all pleadings.

During the week of March 5, 2001 the Tribunal heard the Company's claim in regard to AGD's alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian joint stock company referred to in the Memorandum. On the basis of new arguments put forward by AGD, the Tribunal agreed to hear new arguments as to its jurisdiction over the dispute.

On June 27, 2001 the Tribunal issued a split ruling that the dispute was not arbitrable in Sweden, a finding that reversed its own April 1999 decision. On July 23, 2001 the Company filed a Summons Application with the Swedish District Court seeking to determine arbitrators' competence regarding their majority decision of "no jurisdiction," and in May 2002, the Swedish District Court accepted the Corporation's petition. Detailed pleadings have now been submitted by both parties and, consequently, the main hearing scheduled for mid-December 2002 was postponed. A new pre-trial hearing is scheduled for June 2, 2003. A date for a main hearing is not yet fixed, however, this is not likely to take place before autumn 2003.

On August 23, 2001, LUKoil, the 74.1% owner of AGD, filed claims with the Arbitration Court of the Arkhangel'sk region in the Russian Federation (the "Arbitration Court") seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

During 2002, three different claims brought by Open Joint Stock Company, LUKoil, the largest oil company in Russia, and/or its 74.1% owned subsidiary, AGD, against the Company in August 2001 were heard by the Arbitration Court of the Arkhangel'sk Region in Russia (the "Arbitration Court"). On March 21, 2002, the Arbitration Court rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. On May 21, 2002, the Arbitration Court dismissed LUKoil's claim to have the 1999 Agreement declared invalid, finding that the 1999 Agreement is valid, and this decision was also not appealed. On October 28, 2002, the Arbitration Court ruled in favour of AGD's petition and declared the Memorandum between the Company and AGD unconcluded.

The Company's appeal to the Arkhangel'sk Court of Appeals against this decision was heard on January 23 and 27, 2003. The Arkhangel'sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case is pending. Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations. Hearings in this case are scheduled to commence on April 28, 2003.

As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in the Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002 the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the
Defendants, but rejecting all of the Defendants' other arguments on jurisdiction. The Company's legal advisors were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard during the last quarter of 2003. Should the Company not attain jurisdiction in Colorado or should it not prevail in this lawsuit, the Company could lose any and all rights it has to the Verkhotina Area.

In December 2002 completion of a private placement of 28,000,000 Common Shares of the Company to Cencan S.A., a wholly-owned subsidiary of De Beers S.A., and of 2,000,000 Common Shares of the Company to other investors, at Cdn$0.10 per share, netted the treasury $1,890,106. Cencan S.A. also bought the 17,305,226 Common Shares held by Task Holdings Limited, giving Cencan S.A. ownership of approximately 62.7% of the issued and outstanding Common Shares of the Company and resulting in a change of controlling shareholder of the Company effective December 19, 2002.

Critical Accounting Policies

Management periodically reviews the carrying value of its investments in mineral leases and properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based on many factors including general and specific assessment of mineral reserves, anticipated future mineral prices, the anticipated costs of developing a producing mine, the expiration term, if any, of leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties that have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if the future exploration is warranted and their carrying values are appropriate. If there has been a delay in exploration activity that extends beyond three years, the Company writes off any exploration or acquisition costs related to that property unless persuasive evidence exists to the contrary.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale or significant uncertainty exists as to access and operations, the related costs are charged against operations in the year of abandonment or determination of value. The amounts recorded as mineral leases and properties and deferred exploration costs represent costs to date less write-downs and do not necessarily reflect present or future values.

The Company's consolidated financial statements have bee prepared assuming the Company will continue on a going concern basis. To date, the Company has not generated revenue from its principal business activities and has relied on equity financing to meet its obligations. The ability of the Company to continue as a going concern is dependent on continuation of the Company's interest in the underlying mineral claims, the discovery of economically recoverable reserves, the continued financial support of the controlling shareholder, the ability of the Company to obtain necessary financing to complete exploration and, ultimately, development and future production.

Results of Operations

The Company incurred a loss of $3,856,070 for the year ended December 31, 2002, compared to a loss of $18,677,461 for the same period ended December 31, 2001. The loss per share for the year ended December 31, 2002 was $0.09 compared to $0.44 for the year ended December 31, 2001. The significant decrease in loss of $14,821,391 is primarily attributable to the absence of the write-down of deferred exploration and mineral property cost of $18,145,299 which occurred in 2001, which was offset by 2002 restructuring costs of $267,830, relating to the change in management control that occurred when Cencan S.A. became the controlling shareholder, and mineral property costs of $2,256,293.

During the year ended December 31, 2002, the Company adopted the new accounting recommendations with respect to stock-based compensation. As a result, $1,374,776 of stock-based compensation, representing the fair value of stock options granted, to be granted, or modified, to non-employees of the Company during 2002 was expensed. Of this amount, $955,776 has been recorded in administration costs and $392,000 in mineral property costs - legal and permits.

Administration costs during the year ended December 31, 2002 versus the same period ended December 31, 2001 increased $712,754 from $629,870 in 2001 to $1,342,624 in 2002. Apart from the increase resulting from stock-based compensation expense, the decrease in administration cost was primarily due to decreased Investor relations, Office administration, Salaries and benefits, Consulting and Travel costs. Investor Relations costs decreased from $52,115 in 2001 to $2,778 in 2002 due to the elimination of the investor relations consulting position due to the lack of shareholder activity. Office administration costs were reduced from $128,366 for the year ended December 31, 2001 to $87,580 for the same period in 2002 primarily due to decreased insurance coverages and associated premiums, the absence of the office moving costs during first quarter 2001 and an overall cutback in office spending in 2002 due to limited funds. Salaries and benefits decreased significantly from $209,905 during 2001 to $119,095 in 2002 due to the voluntary salary reductions agreed to by the former officers of the Company, which also decreased related payroll taxes and other employee benefit programs. Consulting costs decreased by $26,010 to $35,523 for the year ended December 31, 2002 due to the decrease in board of director's fees due to the resignation of two board members during the year. Travel costs were reduced for the year ended December 31, 2002 to $19,043 from $50,118 in 2001 due to the elimination all non-essential travel in 2002. Interest income decreased $87,031 from $97,708 in 2001 to $10,677 in 2002 as a result of lower cash balances during the year and lower interest rates.

During the year ended December 31, 2002, $nil was capitalized as deferred exploration relating to the Verkhotina Area, compared to $1,630,090 for the year ended December 31, 2001. During 2002 all costs associated with the Verkhotina property were expensed as mineral property costs, which totaled $2,256,293 for the year. The change in costs associated with the Verkhotina property included slightly higher legal fees, including stock-based compensation, associated with the litigation, offset by lower holding costs.

Liquidity and Capital Resources

The Company had working capital of $608,297 as of December 31, 2002 compared to $1,221,964 as of December 31, 2001. As of December 31, 2002, the Company had $1,932,766 in cash and equivalents compared with $1,379,480 as of December 31, 2001. As at December 31, 2002, the Company's cash and cash equivalents are substantially denominated in Canadian dollars. The decrease in working capital is due to increased accrued liabilities relating to litigation of approximately $1,025,000, deferred compensation payable of $192,252 and cash used for operations of $1,341,830. These liabilities were partially offset by the receipt of net proceeds of $1,890,106 upon completion of a private placement of 30,000,000 Common Shares in the capital stock of the Company at Cdn$0.10 per share, in December 2002, of which 28,000,000 Common Shares were placed with Cencan S.A., a wholly-owned subsidiary of De Beers S.A., and now the controlling shareholder of the Company as owner of 62.7% of the issued and outstanding shares of the Company. The Company currently has working capital sufficient for its requirements until about September 2003.

During the 2003-2004 timeframe, it is the Company's intention to conserve cash wherever it can while pursuing the appeal it has filed in the United States against LUKoil and AGD and pursuing negotiations in Russia. Should a settlement of some nature take place or should the various legal proceedings continue, it is fully expected that the Company will be successful in raising the required funds to meet its operating requirements. The Company is considering various financing options.

Risks and Uncertainties

The Company's operations are subject to all of the hazards and risks normally incidental to the exploration, development and production of diamonds, any of which could result in damage to life or property, environmental damage, and possible legal liability for any or all damage.

The Company's property is located in Russia. Diamond exploration in Russia may be affected by political instability, emerging laws and regulations and their enforcement, and government requirements related to the industry, all of which continue to evolve.

If the Company wins a judgment that the Licence should be transferred or is awarded damages, given the current uncertainty regarding enforcement of contractual law and of arbitration awards in Russia, there is no assurance that the Licence will be transferred or that damages, if awarded, can be recovered. Inasmuch as the Licence to the Verkhotina Area is issued to and held by AGD, there is a possibility that the rights to the Licence could be rescinded in the event that conditions requisite to maintaining the Licence are not met by AGD. The Licence could also be rescinded should AGD declare bankruptcy. Should the Licence be rescinded, it is unclear as to whether the Company would have any continuing rights concerning participation in development of the Verkhotina Area.

Russian law provides inter alia the following condition for the transfer of a mineral licence to a subsidiary of a subsoil user. The shareholding of the previous subsoil user in the charter capital of such subsidiary at the moment of re-registration of a licence must be at least 50%. The total shareholding of AGD in AB has decreased below 50% (following a decrease in its holding of preferred shares), as a result of which AB does not currently qualify as a company to which the Licence can be transferred.

Should the Company prevail in having the Licence transferred and a new field work program be agreed upon, the Company would need to seek additional financing. The advancement of the property would, therefore, depend upon the Company's ability to obtain financing through debt financing, equity financing, or other means. There is no assurance that the Company would be successful in obtaining the required financing. Failure to obtain such financing could result in the delay or indefinite postponement of exploration and development work on the property, as well as the possible loss of the Company's interest in the Verkhotina Licence under the VDV Agreement.

Whether a diamond deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit such as the resource size, quality and quantity of the diamonds, the proximity to infrastructure, financing costs and government regulations. This includes regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds, production plant and equipment, and environmental protection. The Company's exploration projects could also be adversely affected by exchange controls, currency fluctuations, taxation, and laws or policies affecting foreign trade and investment.

To date, the Company has not generated revenue from its principal business activities and has relied on equity financing to meet its obligations. The ability of the Company to continue as a going concern is dependent on continuation of the Company's interest in the underlying mineral claims, the discovery of economically recoverable reserves, the continued financial support of the controlling shareholder, the ability of the Company to obtain necessary financing to complete exploration and, ultimately, development and future production.

                              REPORT OF MANAGEMENT

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors' Audit Committee meets periodically with management to review the financial statements and related reporting matters and meets annually with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire board.

/s/ Raymond A. Clark                      /s/ David W. Massola

President and Chief Executive Officer     Secretary and Chief Financial Officer
May 2, 2003                               May 2, 2003



                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Archangel Diamond Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, deferred exploration costs and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


KPMG LLP


Chartered Accountants

Vancouver, Canada March 14, 2003, except as to note 4 which is as of March 23, 2003



ARCHANGEL DIAMOND CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

December 31, 2002 and 2001

------------------------------------------------------------------------------------------
                                                               2002                 2001
------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                      $     1,925,688      $     1,379,480
     Accounts receivable                                      4,386                5,057
     Prepaid expenses                                         2,692               25,773
     -------------------------------------------------------------------------------------
                                                          1,932,766            1,410,310

Mineral property (note 4)                                         1                    1

Property, plant and equipment                                49,474               80,650
     Accumulated amortization                               (49,474)             (76,130)
     -------------------------------------------------------------------------------------
                                                                  -                4,520
------------------------------------------------------------------------------------------

                                                    $     1,932,767      $     1,414,831
------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities       $     1,132,218      $       188,346
     Deferred compensation payable (note 6)                 192,252                    -
     -------------------------------------------------------------------------------------
                                                          1,324,470              188,346

Shareholders' equity:
     Share capital (note 5)                              32,936,474           31,046,368
     Contributed surplus (note 5(c))                      1,347,776                    -
     Deficit                                            (33,675,953)         (29,819,883)
     -------------------------------------------------------------------------------------
                                                            608,297            1,226,485
------------------------------------------------------------------------------------------

                                                    $     1,932,767      $     1,414,831
------------------------------------------------------------------------------------------

Continuing operations (note 2) Contingencies (note 4) Subsequent events (notes 4 and 11) Commitments (note 10)


See accompanying notes to consolidated financial statements.

Approved by the Board:


"Clive R. Hartz"     Director            "Robert L. Shirriff"         Director
-------------------                      -------------------------



ARCHANGEL DIAMOND CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
------------------------------------------------------------------------------------------------------------------
Administration costs:
     Amortization                                                        $          2,153     $          2,444
     Bank charges                                                                   3,452                4,521
     Consulting                                                                    35,523               61,533
     Foreign exchange loss                                                         30,507                7,249
     Investor relations                                                             2,778               52,115
     Legal and accounting                                                          38,602               47,898
     Listing fees                                                                   1,578                2,160
     Office and administration                                                     87,580              128,366
     Printing and shareholder information                                          13,822               18,070
     Rent                                                                          20,386               32,112
     Salaries and benefits                                                        119,095              209,905
     Stock-based compensation (note 5(c))                                         955,776                    -
     Telephone                                                                      4,714                7,605
     Transfer agent                                                                 7,615                5,774
     Travel                                                                        19,043               50,118
------------------------------------------------------------------------------------------------------------------
                                                                                1,342,624              629,870

Mineral property costs:
     Contract services and salaries                                               145,163                    -
     Legal and permits (note 5(c))                                              2,006,181                    -
     Russian office administration                                                104,949                    -
------------------------------------------------------------------------------------------------------------------
                                                                                2,256,293                    -

Interest income                                                                   (10,677)             (97,708)

Deferred exploration costs and mineral property write down (note 4)                     -           18,145,299

Restructuring costs (note 6)                                                      267,830                    -
------------------------------------------------------------------------------------------------------------------

Loss for the year                                                              (3,856,070)         (18,677,461)

Deficit, beginning of year                                                    (29,819,883)         (11,142,422)
------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                                     $    (33,675,953)    $    (29,819,883)
------------------------------------------------------------------------------------------------------------------


Basic and diluted loss per share                                         $         (0.09)     $         (0.44)

Weighted average number of shares outstanding                                  43,312,640           42,234,558

------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



ARCHANGEL DIAMOND CORPORATION
Consolidated Statements of Deferred Exploration Costs
(Expressed in United States dollars)

Years ended December 31, 2002 and 2001

-------------------------------------------------------------------------------
                                                     2002                 2001
-------------------------------------------------------------------------------

Deferred exploration costs in the year:
     Amortization                              $        -      $           450
     Contract services and salaries                     -              310,213
     Report, drafting and mapping                       -               28,857
     Russian office administration                      -              129,477
     Permits and legal                                  -            1,092,278
     Site administration and communication              -               25,937
     Travel                                             -               42,878
     -------------------------------------------------------------------------
                                                        -            1,630,090

Balance, beginning of year                              -           18,187,248

Amounts written off (note 4)                            -          (19,817,338)
-------------------------------------------------------------------------------

Balance, end of year                           $        -      $             -
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



ARCHANGEL DIAMOND CORPORATION
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------------------------
                                                                        2002                 2001
--------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the year                                       $    (3,856,070)    $    (18,677,461)
     Item not involving cash:
         Amortization                                                  2,153                2,444
         Deferred exploration costs and mineral property
           write down (note 4)                                             -           18,145,299
         Restructuring costs (note 6)                                  4,435                    -
         Stock-based compensation (note 5(c))                      1,347,776                    -
     Changes in non-cash working capital:
         Accounts receivable                                             671                 (426)
         Prepaid expenses                                             23,081               13,092
         Accounts payable and accrued liabilities                    943,872               40,853
         Deferred compensation payable (note 6)                      192,252                    -
         -----------------------------------------------------------------------------------------
                                                                  (1,341,830)            (476,199)

Investments:
     Deferred exploration costs                                            -           (1,629,640)
     Purchase of property, plant and equipment                        (2,068)              (5,424)
     ---------------------------------------------------------------------------------------------
                                                                      (2,068)          (1,635,064)

Financing:
     Issuance of shares, net of issue costs                        1,890,106                    -
--------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                     546,208           (2,111,263)

Cash and cash equivalents, beginning of year                       1,379,480            3,490,743
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                       $     1,925,688     $      1,379,480
--------------------------------------------------------------------------------------------------

Supplementary information:
     Income taxes paid                                       $             -     $             -
     Interest received (paid)                                         10,677               97,908

--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



1.   General:

     The Company was incorporated under the laws of British Columbia and continued under the Business Corporations Act of the Yukon Territory on September 16, 1996. The Company's principal business activities are the exploration for development of natural resource properties.


2.   Continuing operations:

     The Company is engaged in mineral exploration in Russia. The Company's mineral property is subject to disputes (note 4) and the Russian corporation which holds the mineral property licence has refused to transfer the licence to an entity that is 40% owned by the Company. The disputes are subject to legal proceedings in the United States and Russia and an appeal of an arbitration ruling as to jurisdiction in Stockholm, Sweden. If the Company receives favourable decisions in respect of the legal proceedings or arbitration, the ability to enforce such decisions in Russia could be affected by the Russian regulatory, legal and political systems, some of which are still evolving.

     To date the Company has not generated revenue from its principal business activities and has relied on equity financings to meet its obligations. The ability of the Company to continue as a going concern is dependent on confirmation of the Company's interest in the underlying mineral claims, the discovery of economically recoverable reserves, the continued financial support of the controlling shareholder (note 6) and the ability of the Company to obtain necessary financing to complete exploration, and, ultimately, development and future profitable production.


3.   Significant accounting policies:

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Specific policies are as follows:

     (a) Basis of presentation:

          These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary and its proportionate investment in an incorporated joint venture (note 3(e)). All intercompany balances and transactions have been eliminated on consolidation.

     (b) Cash equivalents:

          Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when purchased.

     (c) Mineral property and deferred exploration costs:

          Expenditures to acquire mineral properties and incur exploration costs are capitalized pending the determination and production of commercially recoverable reserves. Administration costs are expensed in the year that they are incurred.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



3.   Significant accounting policies (continued):

     (c) Mineral property and deferred exploration costs (continued):

         Management periodically reviews the carrying value of its investments in mineral leases and properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of exploration results to date and mineral reserves, anticipated future mineral prices, the anticipated costs of developing and operating a producing mine, the expiration term, if any, of leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties that have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if the future exploration is warranted and their carrying values are appropriate.

         If there has been a delay in exploration activity that extends beyond three years, the Company writes off any exploration or acquisition costs related to that property unless persuasive evidence exists to the contrary.

         If an area of interest is abandoned, it is determined that its carrying value cannot be supported by future production or sale or significant uncertainty exists as to access and operations, the related costs are charged against operations in the year of abandonment or determination of impairment in value. The amounts recorded as mineral leases and properties and deferred exploration costs represent costs to date less write-downs and do not necessarily reflect present or future values.

     (d) Property, plant and equipment:

          Property, plant and equipment are stated at cost. Amortization is provided over three years using the straight-line method.

     (e) Investments:

         In May 1994, the Company and other parties involved with the Verkhotina mineral property incorporated the International Joint Stock Public Company Almazny Bereg ("AB"), a Russian Company. AB is an incorporated joint venture, with the Company owning 514,400 (2001 - 514,400) of the 1,286,000 (2001 - 1,286,000) issued common shares or 40%. The Company's investment in AB's assets, liabilities and results of operations are not material to these consolidated financial statements.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



3.   Significant accounting policies (continued):

     (f) Share capital:

         The Company records proceeds from share issuances net of issue costs. Shares issued for other than cash consideration are valued at the quoted price on the TSX Venture Exchange on the date the agreement to issue the shares was reached.

         Shares to be issued which are contingent upon future events or actions will be recorded by the Company when it is reasonably determinable that the shares will be issued.

     (g) Stock based compensation:

          The Company has a stock option plan as approved by its shareholders (see note 5(c)).

          Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation. The Company now applies the fair value method of accounting for certain stock-based transactions, which includes stock options granted by the Company to non-employees. The Company continues to account for stock options granted to employees by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded as share capital at the time of exercise. The pro forma effect of accounting for the granting of employee stock options using the fair value based method is disclosed in note 5(c).

     (h) Loss per share:

         Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common share at the average market price of the period. For all periods presented, the impact of stock options has been excluded as it would be anti-dilutive.

     (i) Future income taxes:

         The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



3.   Significant accounting policies (continued):

     (j) Foreign currency transactions:

         These financial statements are presented in United States dollars, the Company's functional currency. Transactions and amounts denominated in other currencies have been translated into United States dollars as follows:

          (i) monetary items at the rate of exchange prevailing at the balance sheet date; and

          (ii) non-monetary and revenue and expense items at the rate of exchange prevailing at the time of the transactions.

         Any gains or losses arising thereon are charged to operations.

     (k) Use of estimates:

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and deferred exploration costs and reclamation obligations. Actual results could differ from those estimates.


4.   Mineral property and exploration:

     The Company's mineral property consists of the following:

------------------------------------------------------------------------------
                                                 2002                 2001
------------------------------------------------------------------------------

     Verkhotina, Arkhangel'sk, Russia:
         Mineral property                   $       1           $        1

------------------------------------------------------------------------------

     On October 12, 1993, the Company acquired rights to acquire an interest in the Verkhotina area mineral licence in Russia.

     On December 30, 1993, a 25-year licence for the exploration and mining of diamonds (the "Licence") for an approximately 400-square kilometer area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD") (formerly Arkhangel'sk Geologia Enterprises). Pursuant to the Verkhotina Diamond Venture Agreement (the "VDV Agreement") dated November 24, 1993 (as amended) with AGD, the Company acquired the right to earn a 40% interest in any profits from the Verkhotina Area.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



4.   Mineral property and exploration (continued):

     The VDV Agreement requires the Company to fund all exploration and evaluation costs, the costs of completing feasibility studies on the Verkhotina Area, the funding of all agreed to expenses associated with the registration and maintenance of the Licence, and all Licence fees, bonuses and payments for geological information until such time as the decision is made to place the Verkhotina Area into commercial production. Under the VDV Agreement, if a feasibility study were to recommend commencement of commercial production, the parties further agreed to establish a Russian joint stock company (the "Stock Company"), of which the Company would own a 40% interest. AGD agreed to grant to the Stock Company sole and exclusive rights within the Verkhotina Area for the conducting of development and mining as determined as a result of the feasibility study. The parties would contribute through the Stock Company to all expenditures incurred in relation to the Verkhotina Project in proportion to their respective interests in the Stock Company. At the time of formation of the Stock Company, the prior expenditures of each of the parties were to be reflected in the initial contributed capital. For this purpose, the past expenditures of AGD were estimated to be approximately US$20 million, subject to such expenditures being substantiated and verified by independent audit. All profits derived from commercial mining are to be distributed between the parties in proportion to their share holding interest in the Stock Company.

     Should the Company withdraw from the VDV Agreement, the Company will be required to reassign its interest to AGD without compensation. Should the Company breach its financial obligations under the VDV Agreement, AGD has a right to withdraw from the VDV Agreement.

     In February 1994, the Company and AGD signed a memorandum (the "1994 Memorandum") that amended the VDV Agreement and which, among other matters, established the ownership structure of a Russian joint stock company, and provided for AGD to transfer the Licence to such joint stock company when Russian legislation permitted such a transfer. In May 1994, pursuant to such amended VDV Agreement, the Company and the other parties to the project incorporated AB, a Russian joint stock company, with the Company owning 40% of the ordinary shares.

     By means of a public offering through a prospectus in 1994, AB issued 300,000 preferred, non-voting shares with a par value of 20,000 old Russian rubles each, at a price of 40,000 old Russian rubles each. Effective December 1996, the offering was closed and no preferred shares have been subsequently issued.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



4.   Mineral property and exploration (continued):

     As of December 31, 2002, AB had received 1.66 billion old Russian rubles (approximately $274,000 at the historical exchange rate and $52,000 at the exchange rate at December 31, 2002) in cash relating to the issuance of 41,500 preferred shares and had received promissory notes in the aggregate amount of 10.34 billion Russian rubles (approximately $1,712,000 at the historical exchange rate and $325,000 at the exchange rate at December 31,
     2002) relating to the issuance of 258,500 preferred shares. All amounts of Russian rubles are before the January 1, 1998 redenomination of 1,000 old rubles for 1 new ruble. The terms of the preferred shares, according to the prospectus and the AB Charter, include the right of shareholders to receive dividends of not less than 10% per annum of the shares' nominal value. According to the AB Charter, the preferred shares of AB are not cumulative preferred shares. The AB Charter contains no specific provisions which provide for the accumulation of unpaid dividends but does refer back to the prospectus. The provisions of the prospectus are not clear, and it cannot be completely excluded that a Russian court might decide that the preferred shares are cumulative.

     As no shareholders' resolution has been passed to pay any dividend on the preferred shares, the owners of the preferred shares have the same voting rights as the common shareholders. When the first dividend on the preferred shares is paid by AB, preferred shareholders will have voting rights only as regards to a limited number of matters. While preferred shareholders have the same voting rights as the common shareholders, the Company has the right to vote an aggregate of 32.4% of the voting shares of AB on a fully diluted basis.

     During May 1995, new Russian legislation was introduced which, in the view of the Company, enabled AGD to transfer the Licence in accordance with the 1994 Memorandum. Although AGD has disputed the legality of this legislation, in April 1997 the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion and payment by the Company of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first quarter of 1998. In December 1997, the Work Program was agreed upon by the parties. In March 1998, the General Director of AGD confirmed to the Company that AGD had no claims in regard to the Work Program.

     On May 7, 1998, the Company requested AGD to transfer the Licence to AB, and notified AGD in June that a dispute existed. On June 17, 1998, the Company advised AGD that it was temporarily suspending further funding for the Verkhotina Area as from July 1, 1998 until AGD complied with its obligations under the amended VDV Agreement. AGD continued to perform exploration in the area and the Company accrued for all of the exploration costs associated with the Verkhotina Area.

     Russian law provides inter alia the following condition for the transfer of a mineral licence to a subsidiary of a subsoil user. The shareholding of the previous subsoil user in the charter capital of such subsidiary at the moment of re-registration of a licence must be at least 50%. The total shareholding of AGD in AB has decreased below 50% (following a decrease in its holding of preferred shares), as a result of which AB does not currently qualify as a company to which the Licence can be transferred.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


4.   Mineral property and exploration (continued):

     As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Company commenced international arbitration of the matter in Stockholm. The Arbitration Tribunal was constituted and preliminarily accepted jurisdiction of the dispute.

     A new agreement between the parties was reached and executed on July 15, 1999 (the "1999 Agreement"). Among other matters, the 1999 Agreement stipulated AGD would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Company would also own a 40% interest. As part of the 1999 Agreement, the Company agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

     In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Arbitration Tribunal in Stockholm (the "Tribunal") to reinstate the arbitration proceedings. The Company subsequently filed its detailed statement of case on April 14, 2000. After several legal submissions by both parties, the Tribunal established February 26, 2001 as the final date for submission of all pleadings.

     During the week of March 5, 2001, the Tribunal heard the Company's claim in regard to AGD's alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian stock company referred to in the 1994 Memorandum. Moreover, on the basis of new arguments put forward by AGD, the Tribunal agreed to hear new arguments as to its jurisdiction over the dispute. On June 27, 2001, the Tribunal ruled that they did not have jurisdiction in the dispute and all arbitration ceased. The Company appealed this decision to the Swedish District Court and, in May 2002, the Swedish District Court accepted the Company's petition for hearing of an appeal. A new pre-trial hearing for the appeal as to jurisdiction is scheduled for June 2, 2003 and the main hearing is expected to take place in late 2003.

     On August 23, 2001, LUKoil, the controlling shareholder of AGD, filed claims with the Arbitration court of the Arkhangel'sk region seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the 1994 Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


4.   Mineral property and exploration (continued):

     During 2002, a number of hearings were held with respect to these claims. First, on March 21, 2002, the Court rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. Second, on May 21, 2002, the Court dismissed LUKoil's claim to have the 1999 Agreement declared invalid, finding that the 1999 Agreement is valid, and this decision was also not appealed. Third, AGD's petition that the 1994 Memorandum be declared unconcluded and invalid was initially remanded until July 26, 2002, at which hearing original specimens of AGD's signatory to the Memorandum were presented to the Court for examination by handwriting experts. On October 28, 2002, the Court ruled that the 1994 Memorandum between the Company and AGD is unconcluded and invalid. The decision was appealed by the Company in November 2002, the appeal was heard during January 2003, and the Arkhangel Court of Appeal rejected the appeal. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003 and this case is pending. On October 1, 2002, the hearings with respect to AGD's claims concerning the VDV Agreement were suspended until a final decision regarding the 1994 Memorandum came into force at which time the hearing would recommence. Following the entering into force of the decision declaring the 1994 Memorandum unconcluded, on February 4, 2003, the Arkhangel'sk Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations. Hearings in this case are scheduled to commence on April 28, 2003.

     As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of US$1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002, the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the Defendants but rejecting all of the Defendants' other arguments on jurisdiction. The Company's legal advisers were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002 the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002, decision. The appeal is likely to be heard during the last quarter of 2003.

     According to the Licence issued to AGD in December 1993, during the first five years of prospecting, evaluation and detailed exploration (the "First Stage") of the Verkhotina Area, the Company had a requirement to pay a tax of 1.5% of the annual expenditure costs associated with prospecting and evaluation, 4.0% of the expenditure costs during the period of detailed exploration, and 4.0% of the value of any diamonds recovered during the First Stage. Should this First Stage extend beyond five years, the required tax payments could increase by 50%.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


4.   Mineral property and exploration (continued):

     In August 1999, application was made by AGD to the appropriate Russian agencies requesting an extension of the five year term of the First Stage. In September 1999, this request for an extension was granted for the Verkhotina Area until December 31, 2002 and the tax for prospecting and evaluation during this stage was increased to 2.25%. As part of the Licence extension, the license holder, AGD, was to produce a report by September 30, 2001, detailing the evaluation completed on the Grib Pipe. It is management's understanding that the report was issued by AGD by September 30, 2001.

     Due to the disputes discussed above and the Company's extended delay in exploration activity, the Company wrote down deferred mineral property costs, exploration costs, net of a reversal of accrued exploration costs that would arise from the VDV Agreement, as amended, included in accounts payable and accrued liabilities, associated with the Verkhotina Area during the year ended December 31, 2001 as follows:

     ---------------------------------------------------------------------------

     Mineral property                                         $       493,493
     Exploration costs                                             19,817,338
     Reversal of accrued exploration costs                         (2,165,532)
     ---------------------------------------------------------------------------

     Write-down                                               $    18,145,299
     ---------------------------------------------------------------------------


5.   Share capital:

     (a) Authorized:
              Unlimited common shares without par value

     (b) Issued:

------------------------------------------------------------------------------------
                                                        Number
                                                       of shares          Amount
------------------------------------------------------------------------------------
  Balance, December 31, 2001 and 2000                 42,234,558      $  31,046,368
------------------------------------------------------------------------------------

  Shares issued during year:
       By private placement for cash at CDN$0.10 per
         share (note 6)                               30,000,000          1,933,117
       Less share issuance costs                               -            (43,011)
------------------------------------------------------------------------------------
                                                      30,000,000          1,890,106
------------------------------------------------------------------------------------

  Balance, December 31, 2002                          72,234,558       $ 32,936,474
------------------------------------------------------------------------------------


ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



5.   Share capital (continued):

     (c) Common share options:

         The Company has adopted a stock option plan in order to provide incentive to its employees. Stock options are granted by the board of directors and have an expiry period of no more than ten years. For stock options granted subsequent to December 31, 2000, unless specifically resolved, one-third of the stock options granted will vest immediately, one-third of the stock options will vest 12 months from date of grant and the balance of stock options granted will vest 24 months from the date of grant. All options are exercisable in Canadian dollars.

         Outstanding director and employee options are as follows:

         -------------------- ------------ -------------- ----------- ------------ ------------ ----------------
                                 Exercise    Outstanding     Granted   Exercised       Expired /  Outstanding
                                  price     December 31,      during      during       cancelled December 31,
             Expiry date           CDN$         2001          period      period       during          2002
                                  period
         -------------------- ------------ -------------- ----------- ------------ ------------ ----------------
         February 14, 2002         $2.06       65,000         -           -            (65,000)       -
         May 9, 2002               $2.00      215,000         -           -           (215,000)       -
         October 9, 2002           $1.03      395,000         -           -           (395,000)       -
         October 9, 2002           $0.50       93,000         -           -            (93,000)       -
         November 28, 2002         $0.50    1,000,000         -           -         (1,000,000)       -
         February 18, 2004         $1.00      150,000         -           -           (100,000)      50,000
         February 18, 2004         $0.50      300,000         -           -                 -       300,000
         April 14, 2005            $1.00      150,000         -           -           (100,000)      50,000
         June 14, 2005             $0.50       35,000         -           -                 -        35,000
         November 28, 2005         $0.50       50,000         -           -                 -        50,000
         November 25, 2006         $0.11    2,400,000         -           -                 -     2,400,000
         May 1, 2007               $0.19        -           550,000       -                 -       550,000
         May 8, 2007               $0.17        -           150,000       -                 -       150,000
         October 9, 2007           $0.23        -           230,000       -                 -       230,000
         November 28, 2007         $0.10        -         1,000,000       -                 -     1,000,000
         -------------------- ------------ -------------- ----------- ------------ ------------ ----------------

                                            4,853,000     1,930,000       -         (1,968,000)   4,815,000
         -------------------- ------------ -------------- ----------- ------------ ------------ ----------------

         Weighted average exercise price         $ 0.47      $ 0.15           -        $ 0.87        $ 0.17
         --------------------------------- -------------- ----------- ------------ ------------ ----------------


ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



5.   Share capital (continued):

     (c) Common share options (continued):


         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------
                                 Exercise    Outstanding     Granted   Exercised       Expired /    Outstanding
                                  price      December 31,    during      during       cancelled   December 31,
              Expiry date          CDN$         2000         period      period     during period      2001
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------
             May 16, 2001         $1.75      300,000          -           -            (300,000)       -
           September 9, 2001      $1.75      100,000          -           -            (100,000)       -
          September 18, 2001      $2.50       45,000          -           -             (45,000)       -
           February 14, 2002      $2.06       65,000          -           -                   -      65,000
              May 9, 2002         $2.00      215,000          -           -                   -     215,000
            October 9, 2002       $1.03      395,000          -           -                   -     395,000
            October 9, 2002       $0.50       93,000          -           -                   -      93,000
           November 28, 2002      $0.50    1,000,000          -           -                   -   1,000,000
           February 18, 2004      $1.00      150,000          -           -                   -     150,000
           February 18, 2004      $0.50      300,000          -           -                   -     300,000
            April 14, 2005        $1.00      150,000          -           -                   -     150,000
             June 14, 2005        $0.50       35,000          -           -                   -      35,000
           November 28, 2005      $0.50       50,000          -           -                   -      50,000
           November 25, 2006      $0.11         -         2,400,000       -                   -   2,400,000
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------

                                            2,898,000     2,400,000       -            (445,000)  4,853,000
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------

         Weighted average exercise price         $ 0.97      $ 0.11           -           $ 1.83        $ 0.47
         --------------------------------- -------------- ----------- ------------ -------------- --------------


         On February 25, 2002, the Company received shareholder approval with respect to the November 25, 2001 granting of stock options to certain employees. For accounting purposes, these options are considered to have been granted on February 25, 2002. The Company granted 2,400,000 stock options with an exercise price of CDN$0.11 expiring November 25, 2006. 1,600,000 of such options vested immediately, while 800,000 vested November 25, 2002. On December 19, 2002 the options were modified to maintain the original expiry date despite the resignation of the recipients.

         On May 2, 2002, the Company granted 550,000 stock options with an exercise price of CDN$0.19, expiring May 1, 2007. Of these stock options, 450,000 vest immediately, while the remaining 100,000 vest as to 25% every three months after issuance. On May 9, 2002, the Company granted 150,000 stock options with an exercise price of CDN$0.17, expiring May 8, 2007. All of these options vested immediately.

         On October 9, 2002, an aggregate of 230,000 stock options were granted to certain of the Company's directors and consultants. The options are exercisable at $0.23 until October 9, 2007. On December 19, 2002, 75,000 of the options granted on October 9, 2002 were modified to maintain the original expiry date despite the resignation of the recipient.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


5.   Share capital (continued):


     (c) Common share options (continued):


         On November 28, 2002, 1,000,000 stock options were granted to an officer of the Company at an exercise price of CDN$0.10. The options vested immediately and are exercisable until November 28, 2007. On December 19, 2002 all of these options were modified to maintain the original expiry date despite the resignation of the recipient.

         During the year ended December 31, 2002, options granted to non-employees and options modified for former employees who continue to provide services to the Company as non-employees resulted in stock-based compensation expense of $1,347,776, of which $392,000 is included in mineral property costs - legal and permits. This stock-based compensation expense was calculated using the fair value method. Under the settlement method, no compensation cost has been recognized in these financial statements for options granted to employees. However, if the fair value method of accounting had been applied to employee stock options granted since January 1, 2002, the effect would have been to record additional stock-based compensation expense of $608,000. The Company's pro forma loss and basic and diluted loss per share would have been as follows:

--------------------------------------------------------------------------------

         Loss:
              As reported                                      $    3,856,070
              Pro forma                                             4,464,070

         Basic and diluted loss per share:
              As reported                                              $ 0.09
              Pro forma                                                  0.10

--------------------------------------------------------------------------------


          The stock-based compensation expense recorded in these financial statements and the pro forma expense were calculated using the Black-Scholes option pricing model assuming an expected life of three to five years, volatility of 265%, a dividend yield of nil, a risk free interest rate of 3.94%, and includes the amortization of the fair value calculated over the vesting period of the stock options.

          As at December 31, 2002, 4,765,000 stock options can be exercised by the holders at an average exercise price of $0.17.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



6.   Change in management, control and restructuring:

     During December 2002, the Company arranged a private placement financing of CDN$3,000,000 through the issuance of 30 million additional common shares of the Company at CDN$0.10 per share. Cencan S.A. ("Cencan"), a wholly-owned subsidiary of De Beers S.A., acquired 28 million common shares through the private placement and concurrently acquired 17,305,226 shares of the Company previously owned by Task Holdings Limited. Cencan's total investment after the above transactions resulted in a 62.7% ownership of the Company. Effective at the closing of the private placement with Cencan, a change in management and control occurred whereby the previous officers of the Company resigned and Cencan appointed new managing officers. Subsequently, the Company entered into consulting agreements with the resigning officers to advance the Company's interests during the transition to the new management team (note 10). As a result of the change in management and control, the Company has recorded restructuring costs of $267,830 relating to the closing of the Denver, USA office and deferred compensation agreements with the former officers.


7.   Future income taxes:

     At December 31, 2002, the Company has available losses for income tax purposes in Canada totalling approximately nil (2001 - $8,601,000).

     As at December 31, 2002, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

-----------------------------------------------------------------------------------------------
                                                                  2002                 2001
-----------------------------------------------------------------------------------------------
     Mineral property and deferred exploration costs       $         -       $    5,838,000
     Loss carry forwards                                             -            2,752,000
     Other                                                      10,294              110,000
-----------------------------------------------------------------------------------------------
                                                                10,294            8,700,000
     Valuation allowance                                       (10,294)          (8,700,000)
-----------------------------------------------------------------------------------------------

     Net future income tax asset                           $         -       $            -
-----------------------------------------------------------------------------------------------


     The tax benefit of pools related to the mineral property and deferred exploration costs and loss carry forward have not been recognized as the recognition of these tax pools is unlikely due to the acquisition of control on December 19, 2002 (note 6).

     Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial income tax rate of 38.6% (2001 - 38.1%) to pretax income from continuing operations as a result of the following:

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------



7.   Future income taxes (continued):

-------------------------------------------------------------------------------------------------
                                                                      2002                 2001
-------------------------------------------------------------------------------------------------
     Loss for the year                                     $    (3,856,070)     $   (18,677,461)
-------------------------------------------------------------------------------------------------

     Computed expected tax recovery                        $    (1,488,443)     $    (7,116,113)
     Increase in valuation allowance                                     -            7,116,113
     Losses no longer recognized due to change of control        1,488,443                    -
-------------------------------------------------------------------------------------------------

     Income tax expense (recovery)                         $             -      $             -
-------------------------------------------------------------------------------------------------


8.   Financial instruments:

     The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term to maturity of those instruments. The fair value of deferred compensation payable cannot be determined due to uncertainties as to the timing of its payment.


9.   Related party transactions:

     During the year ended December 31, 2002, the Company received, on a cost recovery basis, $24,742 (2001 - $670) related to office space and administration costs from a company whose chief financial officer was the chief financial officer and secretary of the Company prior to the change in management control (note 6).


10.  Commitments:

     On December 31, 2002 the Company entered into consulting agreements with the former president and chief executive officer and the former chief financial officer and secretary. Under the terms of the agreement the Company is committed to consulting costs as follows:

     ---------------------------------------------------------------------------
     2003                                                       $        384,322
     2004                                                                384,322
     2005                                                                250,000
     ---------------------------------------------------------------------------


11.  Subsequent events:

     On January 20, 2003, the Company granted 1,500,000 stock options with an exercise price of CDN$0.35 each to consultants expiring January 20, 2007. The options vested immediately. As these options were granted, pursuant to an agreement dated December 13, 2002, for services rendered in the year ended December 31, 2002, $392,000 of stock-based compensation expense was recorded in mineral property costs - legal and permits during the year ended December 31, 2002.

                              CORPORATE INFORMATION



HEAD OFFICE                              SHARES LISTED

Suite 400                                TSX Venture Exchange
65 Overlea Boulevard                     Symbol: AAD
Toronto, Ontario
Canada M4H 1P1

Phone:   416-423-1600                    CAPITAL
Fax:     416-429-2462

Web:     www.archangeldiamond.com        Authorized:     Unlimited
E-Mail:  archangeldiamond.com            Issued:         72,234,558
                                         Fully Diluted:  78,549,558

Manager, Communications                  OFFICERS
Linda Dorrington                         Gary M. Ralfe     Chairman of the Board
416-423-1600                             Raymond A. Clark  President & CEO
                                         David Massola     CFO & Secretary

REGISTERED AND RECORDS OFFICE            DIRECTORS

Campion MacDonald                        Raymond A. Clark
200 Financial Plaza                      Michael J.M. Farmiloe
204 Lambert Street                       L. Lamont Gordon
Whitehorse, YT                           Clive Hartz
Canada Y1A 3T2                           Gary M. Ralfe
                                         Robert Shirriff, Q.C.
LEGAL COUNSEL

Campion MacDonald  -  Whitehorse, Canada
Getz Prince Wells  -  Vancouver, Canada
McMillan Binch     -  Toronto, Canada
Marks & Sokolof    -  Philadelphia, USA
Norton Rose        -  Moscow, Russia


AUDITORS

KPMG LLP, Chartered Accountants

BANKERS

Bank of Montreal - Toronto, Canada


REGISTRAR & TRANSFER AGENTS

Pacific Corporate Trust Company
Vancouver, Canada

Pacific Corporate Services, Ltd.
Toronto, Canada

Copies of the Annual Report and Form 20-F are available without charge upon written request to the Manager, Communications,
Head Office


                           FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements about the Corporation's operations, exploration activities and financial condition. These statements are found in the President's Message, the Management Discussion and Analysis and elsewhere and are based on the Corporation's best estimates and information at the time of writing. They are nonetheless subject to significant uncertainties and contingencies, many of which are beyond the control of the Corporation. Unanticipated events may differ materially from current expectations due to exploration results, new business opportunities, changes in priorities by the Corporation as well as other factors. Any of these facts may materially affect the Corporation's future business activities and its ongoing financial results.